UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
Amendment No. 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Country Bank Holding Company, Inc.
(Exact name of issuer as specified in its charter)

<u>New York</u>
(State or other jurisdiction of incorporation or organization)

<u>200 East 42nd Street, ninth floor, New York, New York 10017</u>
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Mr. William Burke, President
200 East 42nd Street, ninth floor
New York, New York 10017
<u>(212) 818-9090</u>
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Jay L. Hack, Esq.
Gallet Dreyer & Berkey, LLP
845 Third Avenue
New York, New York 10022

<u>6022</u>	<u>65-1206631</u>
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

0001

PART I — NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

The issuer requests a waiver of the requirement for the listing of residential addresses of the directors and officers of the issuer for security reasons. The principal business of the issuer is owning all of the issued and outstanding stock of Country Bank, a New York State Chartered commercial bank that has been in operation since 1988. For security reasons, it is generally considered inadvisable to provide the residence addresses of bank personnel in public documents because there have been incidents, not at Country Bank, in which kidnappings of officers or directors or their family members from their homes have been used as part of bank robbery attempts.

(a) the issuer's directors:

Name and position	Business Address/Home Address
Judith A. Aydelott, director	Westermann Hamilton Sheehy Aydelott & Keenan, LLP, 222 Bloomingdale Road, Suite 308, 10605/100 Maple Avenue, Katonah, NY 10563
William J. Burke, director, president and chief executive officer	c/o Country Bank, 200 East 42nd Street, New York, New York 10017/11 Agar Avenue, New Rochelle, NY 10801
Bryan O. Colley, director	The Colley Group, Front Street, Croton Falls, New York 10519/83 North Salem Rd., Cross River, NY 10518
Vincent J. Dougherty, director	Country Bank, 200 East 42nd Street, New York, New York 10017/102 Kemeys Cove, Briarcliff, NY 10510
John G. Flynn, director	The Sky Club, 200 Park Avenue, New York, NY 10166/11 Fulton Avenue, Rye, NY 10580
Paul Fornaby, director	Country Bank, 200 East 42nd Street, New York, New York 10017/6 Brevoort Rd., Chappaqua, NY 10514
Patricia M. MacGillivray, director	GMIA, Inc., 118 Brook Street, Scarsdale, NY 10583/22 Hunter Dr., Eastchester, NY 10709
Regina C. Morini, director	Putnam County Legislature, 40 Gleneida Avenue, Carmel, New York 10512/12 Pine Lane, Mahopac, NY 10541

Carolyn T. Murphy, director	MCI, 200 Park Avenue, 6th Floor, New York, New York 10166/60 Landing Drive, Dobbs Ferry, NY 10522
JoAnn M. Murphy, director and Vice Chair of the Board	Country Bank, 200 East 42nd Street, New York, New York 10017/34 Lakeshore Drive, Eastchester, NY 10709
Joseph M. Murphy, director and chairman of the Board	Country Bank, 200 East 42nd Street, New York, New York 10017/34 Lakeshore Drive, Eastchester, NY 10709
Joseph M. Murphy, Jr. director and executive vice president	Country Bank, 200 East 42nd Street, New York, New York 10017/9 Castensen Rd., Scarsdale, NY 10583
Mary J. Murphy, director	No current business address/81 Runyon Place, Scarsdale, NY 10583
Richard C. Petriccione, director	Iona College, 715 North Avenue, New Rochelle, New York 10801/35 Sturbridge Place, Scarsdale, NY 10583

(b) the issuer's officers:

In addition to the officers named in the above table, the following person is the only executive officer of the issuer who is not also a director and named in response to Item 1(a) above:

Mario Pastorino, Treasurer, c/o Country Bank, 200 East 42nd Street, New York, New York 10017, residence address: 597 Normandy Village, Nanuet NY 10954.

(c) the issuer's general partners:

NONE, the issuer is a corporation

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

JoAnn M. Murphy, whose information is provided in response to Item 1(a), owns of record 5% or more of the issuer's outstanding common stock, the only equity security that the issuer has outstanding.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

JoAnn M. Murphy and Joseph M. Murphy, Jr., both of whose information is provided in response to Item 1(a), own beneficially 5% or more of the issuer's outstanding common stock, the only equity security that the issuer has outstanding.

(f) promoters of the issuer:

0003

The directors of the issuer may be considered to be promoters. If so, they are all listed in response to Item 1(a), and their names and pertinent information is incorporated into the response to this Item 1(f) to the extent that they are considered promoters.

(g) affiliates of the issuer:

Country Bank, wholly-owned subsidiary, and Country Financial Services, Inc. a subsidiary of Country Bank, both with offices at 200 East 42nd Street, New York, New York 10017.

Jo Ann M. Murphy, business address c/o Country Bank, 200 East 42nd Street, New York, NY 10017, home address 34 Lakeshore Drive, Eastchester, New York 10709, owns a controlling interest in the issuer. She also owns a controlling interest in Value Properties, Inc., which itself owns a controlling interest in ValueXpress LLC, both of which have an address at 200 East 42nd Street, New York, NY 10017.

(h) counsel to the issuer with respect to the proposed offering:

Jay L. Hack, Esq., Gallet Dreyer & Berkey, LLP, 845 Third Avenue, New York, New York 10022, residence address 52 Sammis Lane, White Plains, New York 10605.

(i) each underwriter with respect to the proposed offering:

NONE

(j) the underwriter's directors:

N/A

(k) the underwriter's officers:

N/A

(l) the underwriter's general partners:

N/A

(m) counsel to the underwriter:

N/A

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

0004

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of any securities by affiliates of the issuer. All sales will be made directly by the issuer out of authorized but unissued shares of common stock.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities are NOT to be offered by underwriters, dealers or salespersons.

(b) The jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen, and the method by which such securities are to be offered, are as follows:

Jurisdictions: New York, Connecticut, the District of Columbia, Kentucky, New Hampshire, New Jersey, New Mexico, North Carolina, South Carolina and Virginia.

Method: The issuer will conduct the offering entirely by sending the offering circular, the order form (included as Exhibit 4) and a cover letter (included as Exhibit 12) directly to stockholders. The issuer will also provide to broker/dealers, banks and others controlling stock in street name such number of copies of the offering materials as they may request for transmission to the beneficial owners of such shares. Except for broker/dealers holding stock in street name for existing stockholders, the issuer will not use the services of any broker/dealers, underwriters, marketing agents or similar persons or entities to assist in the sale of stock.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The issuer was formed in 2003 in order to effect the corporate reorganization of Country Bank, a New York State chartered bank which had opened for business in 1988. On October 31, 2003, the issuer issued its shares in exchange for the issued and outstanding shares of stock of Country Bank on a one for one exchange basis in a transaction that was exempt from Registration under Section 3(a)(12) of the Securities Act of 1933. Country Bank Holding Company, Inc., had no significant assets prior to the reorganization, the rights and interests of security holders in the holding company are substantially the same as those in Country Bank, and the holding company has substantially the same assets and liabilities, on a consolidated basis, after the reorganization, that Country Bank had prior to the reorganization. The reorganization transaction in which the shares were issued was approved by the New York

Superintendent of Banks, the Federal Deposit Insurance Corporation and the Federal Reserve System. In addition, on December 31, 2003, in order to increase the capital of its subsidiary bank, the issuer sold 92 shares of its common stock to directors and their related interests in an offering that qualified for exemption under Rule 505 of Regulation D. Form D was filed with the Securities and Exchange Commission in January 2004 with respect to that offering. The information requested in this item for those two transactions is as follows:

(1) The name of the issuer: Country Bank Holding Company, Inc.

(2) Title and amount of securities issued:

Section 3(a)(12) offering: 1,500 shares.

Regulation D offering: 92 shares.

(3) The aggregate offering price or other consideration for which the shares were issued and basis for computing the amount thereof:

Section 3(a)(12) offering: shares were issued in exchange for issued and outstanding shares of stock of Country Bank on a one for one basis. No cash was paid. There were 1,500 shares of stock of Country Bank outstanding at that time so 1,500 shares of stock of Country Bank Holding Company, Inc. were issued.

Regulation D offering: 92 shares were sold for an aggregate price of $1,041,900. The per share price of $11,325 was the same as the price in this offering. The price was determined by the Board of Directors based upon an assessment of earnings, net worth, business prospects and other factors regarding the existing operations of the issuer, with the understanding that the issuer would proceed to prepare this Regulation A offering and offer shares at the same price to all other stockholders

(4) The names and identities of the persons to whom the securities were issued.

Section 3(a)(12) offering: The following table shows the names and number of shares acquired by each person who acquired stock in the Section 3(a)(12) offering. The table also shows any known relationship between the named stockholder and the issuer or any of its officers or directors.

Name	No. of Shares	Description of Relationship of Stockholder to Issuer
CEDE & CO	222	97 shares owned by directors, the remainder unknown in street name
KELLY MACGILLIVRAY	5	Daughter of Director of Issuer

0006

CAILIN ANN MURPHY	7	Daughter of Director of Issuer
DOROTHY R FORNABY	5	Mother of Director of Issuer
JUDITH A AYDELOTT	6	Director of Issuer
BRYAN COLLEY	7	Director of Issuer
PATRICIA MACGILLIVRAY	17	Director of Issuer
CAROLYN T. MURPHY	19	Director of Issuer
MARY J MUPRHY	19	Director of Issuer
REGINA C MORINI	20	Director of Issuer
JOSEPH M MURPHY JR	38	Director of Issuer
JOANN MURPHY	565	Director of Issuer
FORUM CB LLC	51	Entity controlled by Director Paul Fornaby
E O COLLEY	7	Father of Director of Issuer
ROSANNE LAFAUCI	5	Non-executive officer of subsidiary of Issuer
MICHAEL D. SNEDEN	4	Officer of Affiliate of Issuer
ANTHONY LAFAUCI	5	Parent of non-executive officer of Issuer
WAYSIDE ASSOCIATES	75	Partnership controlled by Director Joseph M. Murphy, Jr.
WILLIAM J BURKE	5	President of Issuer
DEAN WALKER COLLEY	2	Son of Director of Issuer
BRIAN R MURPHY	3	Son of Director of Issuer
PAUL M MORINI	3	Son of Director of Issuer
BRUCE DAVID COLLEY	3	Son of Director of Issuer
SEAN MACGILLIVRAY	5	Son of Director of Issuer
BRENT ROBERT MURPHY	5	Son of Director of Issuer
RYAN MACGILLIVRAY	6	Son of Director of Issuer

JOSEPH M MURPHY III	7	Son of Director of Issuer
ROSS BURKE	5	Son of President
RILEY MARTIN BURKE	5	Son of President
AILEEN CALNAN BURKE	7	Son of President
MICHELE MURPHY	10	Wife of Director of Issuer
IRVING MARKS	1	No known relationship
VAN VARNER	1	No known relationship
DAVID SCHAFER	1	No known relationship
LAURA POPLACK	1	No known relationship
KATHERINE OCONNOR	1	No known relationship
THOMAS PORTER	1	No known relationship
CHARLES SCHWAB AS CUSTODIAN	1	No known relationship
ANDREW L GOODENOUGH	1	No known relationship
RAYMOND WILSON	1	No known relationship
CLIFFORD PEALE	1	No known relationship
DOROTHY ZEIFER	1	No known relationship
LORRAINE T HUGEL	1	No known relationship
LACY PEALE	1	No known relationship
RICHARD C MARSHALL	1	No known relationship
HOWARD R HOLMES	1	No known relationship
NANCY DILL	1	No known relationship
WILLIAM J HART	1	No known relationship
ALAN G ZARETSKY	1	No known relationship
ARTHUR TROGELE	1	No known relationship

ROBERT E DINEEN JR	1	No known relationship
MAX PETSCHEK	1	No known relationship
PATRICIA R SCHWARTZ	1	No known relationship
ADRIAN W DEWIND	2	No known relationship
ROGER D MCLEAN	2	No known relationship
CLARA L PIGAT	2	No known relationship
JOHN J SEGNIT JR	2	No known relationship
MICHAEL H ADAIR	2	No known relationship
SALVATORE CALAUTI	2	No known relationship
JOSEPHINE CALAUTI	2	No known relationship
BRUCE GILCHRIST	2	No known relationship
HOWARD CARPENTER	2	No known relationship
ANN ROFFMAN	2	No known relationship
ELLIOT FIXLER	3	No known relationship
BETTE ANN BENFIELD	3	No known relationship
DIANE FLOOD	3	No known relationship
KENDYL K MONROE	3	No known relationship
PAUL WEISSMAN	3	No known relationship
GILBERT SEAVEY	3	No known relationship
EDWARD H DWYER	3	No known relationship
JOHN C AGOR	3	No known relationship
SHERRY NILSEN	4	No known relationship
HAROLD O'CALLAGHAN	4	No known relationship
WALLACE E SPENCER	5	No known relationship

JOHN F TEMPLE	5	No known relationship
ROBERT A POWERS TUW ART VII A	5	No known relationship
ANTHONY P LEICHTER	6	No known relationship
INDUSTRIAL PETRO CHEMICALS INC	6	No known relationship
JAMES E MANN	8	No known relationship
JOHN A MOORE	8	No known relationship
ESTATE OF ROBERT H ABPLANALP	9	No known relationship
WENDY CUSHMAN	9	No known relationship
STEPHANIE WALLACE	12	No known relationship
PATRICIA W HATCHER	13	No known relationship
EUGENE M GRANT	14	No known relationship
JOHN T WHITE	15	No known relationship
CHARLES SCHWAB AS CUSTODIAN	15	No known relationship
JACK RUBENS	30	No known relationship
ELLOYD A HAUSER	61	No known relationship
HUDSON VALLEY HOLDING CORP	62	No known relationship

Regulation D offering: The following is a list of the purchasers of stock in the Regulation D offering. All the purchasers were directors except one purchaser that was the Individual Retirement Account of a director. All purchasers thus qualified as accredited investors.

Name of Purchaser	Number of Shares
Judith A. Aydelott	2
William J. Burke	9
Bryan O. Colley	7
Vincent J. Dougherty	5
John G. Flynn	1
Paul R. Fornaby	9
The individual retirement account of JoAnn M. Murphy	50
Joseph M. Murphy, Jr.	9

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

NONE

(c) The issuer relies of Section 3(a)(12) of the Securities Act and Regulation D Rule 505. See discussion above under Item 5(a) above for a brief statement of the facts relied upon for the exemptions.

ITEM 6. Other Present or Proposed Offerings

The issuer or any of its affiliates is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. However, the issuer and its subsidiary, Country Bank, are subject to minimum capital ratio regulations of the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, respectively. In the event that additional capital is required in order to satisfy those regulations, the issuer may offer additional shares of its stock in the future.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

NONE

(2) To stabilize the market for any of the securities to be offered;

NONE

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

NONE

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

NONE

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

Begins on following page

COUNTRY BANK HOLDING COMPANY, INC.

200 East 42nd Street 9th floor
New York, NY 10017
(212) 818-9090

OFFERING CIRCULAR

Up to 97 Shares
Common Stock

$11,325 per share

The shares are not listed on an exchange or the NASDAQ Stock Market. The shares are reported on the Other-OTC lists (known as the pink sheets) under the symbol "CYHC."

See "Risk Factors" beginning at page 6 for a discussion of certain risks of purchasing these shares.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

OUR SHARES OF COMMON STOCK ARE NOT DEPOSITS. THEY ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

Each stockholder of record as of June 30, 2004 has the right to purchase the greater of one share or their pro rata portion of 189 shares, which is the number offered in this offering plus 92 shares purchased by directors on December 31, 2003 at the same price as in this offering. The subscription rights of the directors who purchased on December 31, 2003 are subordinate to the subscription rights of all other stockholders in this offering. Stockholders may also subscribe for any shares that remain available if all stockholders do not exercise their priority subscription rights. This offering will expire on July 30, 2004 at 5:00 pm. At the discretion of the Board of Directors, the expiration date may be extended to no later than August 30, 2004. There is no minimum number of shares that must be sold in order for this offering to be consummated. Funds received in payment for shares will be held in a separate, segregated, non-interest-bearing account at Country Bank pending completion of this offering. Any subscriptions not applied to purchase stock for any reason will be promptly refunded in full, without interest.

Date of Offering Circular: June 30, 2004

0013

Table of Contents

We have not authorized any dealer, salesperson or any other person to give any information or to make any representation related to this offering other than those made in this Offering Circular. If any other information or representation is given or made, you should not rely on it as having been given or made by Country Bank Holding Company, Inc. or Country Bank. This Offering Circular is not an offer to sell or a solicitation of an offer to buy any stock to any person in any state in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation in that state. The delivery of this Offering Circular or any sale of stock in this offering does not imply that there has been no change in our affairs since the date of this Offering Circular.

0014

SUMMARY

Who are we and what is our business strategy?

We are a bank holding company that owns all the stock of Country Bank, a New York State chartered commercial bank with five offices in the New York City metropolitan area. Our business goal is to optimize shareholder value by catering to the banking needs of small businesses in the New York City metropolitan area. We provide small businesses and individuals involved in commercial activities with lending and deposit services that fit their needs. We develop our business primarily through personal service to our customers. Our customers have the advantage of being able to work with senior officers of our company in obtaining banking services, and thus we seek to distinguish ourselves from many of our larger competitors who do not provide personalized banking services. We want to grow our franchise, but we must increase capital to do so because we want to grow safely while continuing to satisfy federal capital ratio requirements. To implement our goal of optimizing shareholder value, our operating strategies are to:

- Capitalize on the availability of small business customers in our geographic market through direct outreach to those customers by our senior staff.

- Leverage the talent of our management team, all of whom have substantial local market knowledge.

- Concentrate our lending on adjustable-rate or short-term loan products to protect against the adverse effects of possible future increases in market interest rates.

- Maintain high asset quality by using rigorous approval and credit risk management practices, with special emphasis on adequate real estate collateral to protect against loan losses.

- Work to increase our volume of demand deposits as a low cost funding source.

What is the stock offering?

We are offering up to 97 shares of our common stock to our existing stockholders as of June 30, 2004, at $11,325 per share. Each stockholder has the first priority right to purchase the greater of:

- one share, or
- his or her pro rata portion of 189 shares, which represents the 97 shares that we are offering plus 92 shares that were purchased by directors on December 31, 2003 at that same price. The pro rata portion will be based on the number of shares that the stockholder owned of record on June 30, 2004 divided by 1,500, which is the number of shares we had outstanding before the purchase by directors on December 31, 2003.

We are also simultaneously offering any remaining shares to stockholders. Any stockholder who wants to purchase more than their minimum first priority rights may submit an order for additional shares. Those orders will be filled out of any shares remaining after first priority subscription rights are satisfied

Stockholders who want to purchase shares in this offering, including offers for additional shares, must return their order forms with payment in full by July 30, 2004, unless the Board of Directors extends that deadline to no later than August 30, 2004.

0015

We will contribute the net proceeds from the sale of stock to our subsidiary, Country Bank, as capital. Country Bank will use the capital to satisfy federal capital requirements and for its general business purposes. We now have 1,592 shares outstanding. We are making the offering ourselves by sending this offering circular directly to stockholders. We are not using an underwriter or sales agent. The sale price in this offering is equal to the price that some of our directors paid to purchase 92 shares of our stock on December 31, 2003, in a sale we undertook to increase Country Bank's capital before year end. For more information, see the section "The Offering and Our Common Stock" beginning at page 15.

What are the risks of buying stock in the offering?

In addition to the normal risks of investing in equity securities, there are other risks that apply to investing in our stock. We describe what we believe are the most substantial risks in the "Risk Factors" Section at page 6. This is a summary of those risks.

- We need to increase our loan portfolio to improve future earnings.
- We are dependent on our senior officers to implement our business strategy.
- One stockholder controls our company.
- A continuation of current low market interest rates reduces the benefits of our adjustable-rate and short-term loans.
- Any adverse change in economic conditions in the New York City metropolitan area could affect our profitability.
- Regulatory capital ratio requirements, which we satisfy, may restrict our ability to grow.
- There is no active market for our common stock.
- We face active competition from many other financial institutions providing similar products and services.

What business are we engaged in?

Our subsidiary, Country Bank, opened for business in 1988. We have five offices, including two in Manhattan, two in the Bronx and one in Westchester County. Our primary business is accepting deposits from the general public and making loans to small businesses. We concentrate on mortgage loans on commercial, multi-family and mixed-use properties. We invest excess funds that we cannot lend in investment and mortgage-backed securities, most of which are issued by government agencies and government-sponsored enterprises such as the Small Business Administration, the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). On a consolidated basis at December 31, 2003, we had total assets of $320.5 million, total loans of $162.1 million and total deposits of $287.2 million. We had net income of $706,529 in 2003. For more information, see the section "Our Business and Financial Affairs" beginning at page 21.

What financial data is being provided to subscribers to evaluate this offering?

Selected financial data is included beginning at page 12. Our audited financial statements begin at page F-2, towards the end of this offering circular. In the section titled "Our Business and Financial Affairs," beginning at page 21, we provide detailed financial information about our business, especially about our loans, our investments, our deposits, our net interest income, and the sensitivity of our assets and liabilities to changes in interest rates. In addition, there is a discussion of our

0016

4

financial condition at March 31, 2004 and our financial results for the first quarter of 2004 in the section titled "Summary of Recent Developments" beginning on page 8.

RISK FACTORS

Please review the following risk factors carefully before deciding whether to purchase any stock in this offering. This section describes the material risk factors related to purchasing our stock in this offering.

We need to increase our loan portfolio to improve future earnings. Since year-end 2001, we experienced substantial growth. Total assets increased from $146 million at year-end 2001 to $320 million at year-end 2003. The growth in our loan portfolio has not been as fast, with total loans increasing from $85 million at year-end 2001 to $162 million at year end 2003. Therefore, loans as a percentage of total assets have declined from 58% at December 31, 2001 to 51% at year-end 2003. Loans are our highest yielding asset category. The decline in loans as a percentage of total assets is disadvantageous because investment alternatives such as debt securities, bank deposits and federal funds sold have significantly lower interest rates. Originating new loans with satisfactory risk characteristics and interest rate sensitivity is important to improving profitability. Although our staff continues to work to originate loans that satisfy our business plan and our underwriting standards, there is no guaranty that we will be able to do so.

We are dependent on our senior officers to implement our business strategy. Our business strategy involves close relationships between our senior officers and our customers. We use those relationships to distinguish ourselves from other providers of commercial banking services in our market areas. Our customers know that they can communicate directly with senior officers who will assist them in satisfying their banking needs. If any of our senior officers ceases to be associated with our company for any reason, that could have an adverse effect on our business operations.

One stockholder controls our company. JoAnn M. Murphy, a director and Vice Chair of the Board, is the beneficial owner of 661 shares of our stock, representing 41.5% of the outstanding shares. Mrs. Murphy's husband is a member and chairman of the Board of Directors. Four of their children are also directors and they have beneficial ownership of an additional 241 shares (15.1%) of our stock. This relationship between the Murphy family and our company could make it difficult or impossible for other stockholders to obtain approval of transactions which they believe are in their best interests unless Mrs. Murphy approves those transactions.

A continuation of current low market interest rates reduces the overall benefits of our adjustable-rate and short-term loans. Our net income is substantially dependent upon our net interest income, which is the difference between the amount we earn on interest-earning assets such as loans and securities and the amount we pay on interest-bearing liabilities, principally deposits. In order to reduce the risk that rapidly fluctuating market interest rates will have an adverse effect on our net income, we have focused our lending on loans with interest rates that change based on changes in the prime rate. In a rising interest rate environment, our interest income on those loans should increase. The recent period of low market interest rates, with the prime rate having been below 5% for more than two years, has resulted in low current yields to us on these adjustable rate loans, thus reducing the current benefits we obtain from those loans, although these loans should provide us with future benefits if market interest rates increase. Although the low market interest rates have also allowed us to decrease the rates we pay on deposits, the decrease in deposit rates has not been as great as the decrease in loan yields, resulting in what is known as spread compression. A continuation of low market interest rates could adversely affect our ability to increase net income.

Any adverse change in economic conditions in the New York City metropolitan area could affect our profitability. Most of our business involves making loans to and accepting deposits from individuals and businesses located in the New York City metropolitan area. Many of our loans are

0018

mortgage loans secured by properties located in and around New York City. Therefore, the economic conditions and business climate in the New York City metropolitan area have a substantial effect on our ability to generate income. Adverse local economic conditions can affect the ability of our borrowers to repay their loans, which has a direct effect on our net interest income. These economic conditions are outside our control. Although we attempt to minimize the risks of general economic conditions through prudent loan underwriting and requiring collateral on most of our loans, any future economic downturn could have an adverse effect on our results of operations.

Regulatory capital ratio requirements, which we satisfy, may restrict our ability to grow. Our strategy to improve profitability focuses primarily on a two-pronged approach:

- Reinvest cash flows from our low-yielding investment and mortgage-backed securities in higher yielding loans; and

- Increase the funds that we have available to invest, especially through growth of low-cost demand deposits, and then invest those funds in loans at a positive spread over our cost of those funds.

It is our goal to maintain sufficient capital to be classified as well-capitalized by federal bank regulators because that provides us with operating and regulatory flexibility and allows us to grow as appropriate opportunities arise. Due to our growth in the past two years, our capital ratios have declined. Country Bank was classified as well-capitalized for the first and second quarters of 2003 but was classified as adequately capitalized (a lower capital level) for the third quarter of 2003. For the quarter ended December 31, 2003, due primarily to the sale of stock to directors and efforts to curtail growth in total assets, Country Bank's leverage capital ratio increased to 5.00%, the minimum necessary to be classified as well-capitalized. Its total risk-based capital ratio was 10.54%, compared to the 10.00% minimum necessary to be classified as well-capitalized. The leverage capital ratio directly affects growth because an increase in assets decreases that capital ratio unless we also increase capital. In addition, the risk-based capital ratio affects our ability to increase loans as a percentage of total assets because loans have a higher risk weight than most investment securities, and thus replacing an investment security with a loan generally has the effect of decreasing the risk based capital ratio even if asset levels remain the same.

The principal purpose of this offering is to raise additional capital to allow us to continue to be classified as well-capitalized while we implement our business plan. However, we may complete the offering and accept the subscriptions that we receive even though we do not sell the 97 shares ($1,098,525 of gross proceeds) that we are offering. Therefore, subscribers cannot be assured that we will be able to increase our capital by the full amount we seek in this offering.

There is no active market for our common stock. Our common stock is not listed for trading on an exchange, nor is it traded on the NASDAQ Stock Market. It is reported on the Other OTC lists (commonly known as the "pink sheets"). To our knowledge, there is no active trading market for our stock and we believe that purchases and sales occur infrequently. Therefore, any person who purchases our stock may have difficulty selling the shares. The lack of an active market also means that upon an attempt to sell, a stockholder may be unable to obtain full value for the shares he or she wants to sell because of the lack of regular buyers and regular meaningful price quotations. Furthermore, the lack of an active market makes it more difficult to determine a fair market value and thus more difficult to judge whether the purchase price in this offering is appropriate.

We face active competition from many other financial institutions providing similar products and services. Our principal business is owning all the issued and outstanding shares of

0019

stock of Country Bank. Country Bank operates in the New York City metropolitan area, one of the most competitive banking markets in the United States. Most of the largest banks in the United States, as well as many other financial institutions larger than Country Bank, have offices in our market area. These other institutions are able to compete aggressively for deposits, loans and other banking services. Aggressive competition may make it more difficult to deploy the proceeds of this offering or to invest available funds in suitable interest-earning assets with satisfactory yields.

Summary of Recent Developments

The following tables and discussion summarize our financial condition and results of operations for and as of the three months ended March 31, 2004 and 2003. Information at and for the three months ended March 31, 2003 and 2004 is unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of our results the three month periods have been made. This information should be read with the more detailed financial information provided throughout this offering circular. The results of operations for the first quarter of 2004 do not necessarily reflect what results will occur for the entire calendar year.

Selected Recent Financial Data

	At or for the 3 months Ended March 31,	
Selected Financial Condition Data:	2004	2003
Total Assets	$ 315,386,816	$ 252,439,158
Loans Receivable, Net	168,400,723	128,266,217
Investment Securities	133,824,060	109,100,070
Deposits	283,902,771	224,544,790
Total Borrowings	14,500,000	12,500,000
Equity Capital	15,711,265	14,396,151
Selected Operations Data:		
Total interest income	3,442,214	2,661,272
Total interest expense	(1,372,278)	(1,131,758)
Net interest income	2,069,936	1,529,514
Provision for loan losses	(75,000)	(55,000)
Net Interest Income after provision for loan losses	1,994,936	1,474,514
Fees and service charges	255,725	185,967
Gain (loss) on sale of investment securities	50,400	150,790
Other noninterest income	89,612	91,644
Total noninterest income	395,737	428,401
Total noninterest expense	1,840,327	1,828,339
Income before taxes and cumulative effect		
of change in method of recording income taxes	550,346	74,576
Income tax provision	238,000	47,000
Income before cumulative effect of change in		
method of recording income taxes	312,346	27,576
Cumulative effect of change in method of		
recording income taxes	-	-
Net income (loss)	$ 312,346	$ 27,576

0020

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	At or for the 3 months Ended March	
Performance Ratios:	2004	2003
Return on assets (net income to average total assets)*	0.39%	0.05%
Return on equity (net income to average equity)*	7.99%	0.19%
Average interest rate spread	2.49%	2.50%
Net interest margin	2.86%	2.88%
Efficiency ratio*	74.64%	93.33%
Ratio of operating expense to average total assets*	2.32%	3.14%
Ratio of average interest-earning assets to average interest-bearing liabilities	119.22%	120.54%
Net income per share*	784.79	73.54
Dividends per share	188.44	200.00
Asset Quality Data and Ratios:		
Total non-performing loans	1,003,000	104,000
Other non-performing assets	$294,000	$118,000
Loans 90 days or more past due and still accruing	946,000	$58,000
Allowance for loan losses	$932,911	$813,270
Non-performing assets to total assets at end of period	0.32%	0.04%
Non-performing loans to total loans	0.60%	0.08%
Allowance for loan losses to loans receivable, net	0.55%	0.63%
Capital Ratios:		
Average equity to average assets	4.93%	6.36%
Book value per share	$9,869	$9,597

* Annualized

Balance Sheet Changes – Comparison of Year End 2003 with March 31, 2004.

Our total assets were $315.4 million at March 31, 2004, compared to $320.4 million at December 31, 2003. The decline in assets was a result of our deliberate efforts to curtail growth in order to strengthen our capital ratios. We approached the task by focusing on reducing our deposit liabilities and funding that reduction through normal payments received on our investment portfolio coupled with the sale of securities classified as available for sale. We achieved the decline in deposits by reducing the competitive rates we paid on our deposits, a strategy which we adopted during the second half of 2003 and continued during the first quarter of 2004. As a result, total deposits declined from $287.2 million at year-end 2003 to $283.9 million at March 31, 2004.

Prime savings deposits, our largest deposit category and the category that we had previously priced most aggressively, declined from $180.3 million at year end to $175.8 million at the end of the first quarter. In contrast, we continued to seek non-interest bearing demand deposits to provide a zero cost funding source, and those deposits increased from $44.4 million to $45.4 million during the first quarter.

Despite the decline in total assets, our loan officers worked throughout the first quarter to increase our loan portfolio to improve profitability. Loans, net, our highest yielding asset category, increased from $162.1 million at year end 2003 to $168.4 million at the end of the first quarter of 2004. We funded the increase in loans primarily with principal payments on mortgage-backed securities and the proceeds from the sale of investment securities available for sale. This is consistent with our strategy to increase net interest income, and hence profitability, by redeploying funds invested in lower-yielding investment securities into higher yielding loans.

During the first quarter of 2004, a loan with a principal balance of $532,000 that was 90 days past due but on which we were still accruing interest at year end 2003, was paid in full, including all

0021

principal, past due interest and other charges. The remaining $340,000 of loans to the same group of borrowers, which were also 90 days past due at year end but still accruing interest, were brought current as to the payment of principal and interest.

Income Statement Developments – Comparison of the First Quarter of 2004 with the First Quarter of 2003.

Our net income was $312,300 during the first quarter of 2004 compared to $27,600 during the first quarter of 2003. The principal reason for the improvement was a 35.3% increase in net interest income from $1.5 million during the first quarter of 2003 to $2.1 million during the first quarter of 2004. This improvement was the result of controlled growth, coupled with actions we took to reduce our cost of funds.

Our average balance of interest-earning assets increased 38.1%, from $221.7 million in the first quarter of 2003 to $306.2 million in the first quarter of 2004. This increase was the primary cause of a $781,000, or 29.3%, increase in interest income from the 2003 quarter to the 2004 quarter. However, the increase due to the additional interest-earning assets was moderated by a decrease in the yield we earned on those interest earning assets. Our average yield earned declined 27 basis points from 4.85% in the first quarter of 2003 to 4.58% during the first quarter of 2004.

Throughout 2003 and the first quarter of 2004, our loan department worked to originate loans in order to maintain and increase our ratio of loans to total interest-earning assets. Due to a dramatic increase in our investment portfolio during the first three quarters of 2003, loans represented a declining percentage of interest-earning assets during that period, despite the efforts of our loan officers to originate loans. This trend reversed beginning in the last quarter of 2003 and continued in the first quarter of 2004, and thus loans as a percentage of average interest-earning assets were slightly higher (54.1% versus 53.9%) during the first quarter of 2004 than during the first quarter of 2003. Although management intends to exert efforts to continue to build our loan portfolio, various factors, such as general economic conditions, the demand for commercial mortgage loans and commercial business loans, and market interest rates, could make it difficult for us to continue increasing loans as a percentage of interest-earning assets.

Our average interest-bearing liabilities also increased 39.7%, from $183.9 million in the first quarter of 2003 to $257.0 million in the first quarter of 2004, which had the effect of increasing our interest expense. The increase occurred primarily during the first nine months of 2003, as we worked to increase the level of deposits and thus provide funds for investment in interest-earning assets. The increase in interest-bearing liabilities was the primary reason for a $241,000, or 21.3%, increase in interest expense when comparing the first quarter of 2003 to the first quarter of 2004. However, a 35 basis point decline in our cost of funds from 2.50% in the 2003 quarter to 2.15% in the 2004 quarter partially offset the increase in interest expense caused by the increase in the volume of interest-bearing liabilities. Both assets yields and our cost of funds declined due to lower market interest conditions. In September 2003, we decreased the rate we paid on our prime savings deposit product by 25 basis points in order to curtail growth and improve profitability by lowering our cost of funds.

The overall effect of the increase in interest income and the lesser increase in interest expense was a $540,000, or 35.3%, increase in net interest income. This was driven principally by the increase in the volume of assets and liabilities, enhanced by an 8 basis point increase in spread from 2.35% in the first quarter of 2003 to 2.43% in the first quarter of 2004.

We increased our provision for loan losses from $55,000 during the first quarter of 2003 to $75,000 during the first quarter of 2004. We did so in recognition of the increase in the size of our

0022

loan portfolio.

Non-interest income declined 8.1%, from $428,000 for the first quarter of 2003 to $396,000 for the first quarter of 2004. The decline was almost entirely a function of a $100,000 decline is gains on sales of securities, as level market interest rates reduced opportunities for gains on sales of debt securities. This decline was partially offset by increases in bank fees due to increased transaction activity in both deposits and loans.

Non-interest expenses increased $12,000, or less than 1%, from the first quarter of 2003 to the first quarter of 2004, primarily due to $36,000 of expenses in connection with our holding company and a $15,000 increase in occupancy expense. Salaries and benefits expense declined $33,000, primarily due to a staff restructuring, which partially offset the increase in other categories.

0023

Selected Financial Data

Set forth below are selected financial and other data at or for the year ended as shown. This financial data is derived in part from, and should be read in conjunction with, the Financial Statements and Notes to Financial Statements included at the end of this offering circular beginning at page F-2.

	At or for the Year Ended December 31,		
Selected Financial Condition Data:	2003	2002	2001
Total Assets	$ 320,471,079	$ 216,877,121	$ 145,783,690
Loans Receivable, Net	162,054,313	116,682,148	84,529,095
Investment Securities	143,118,410	59,750,603	41,655,817
Deposits	287,196,385	196,197,210	130,502,009
Total Borrowings	16,500,000	5,000,000	-
Equity Capital	15,655,512	14,858,867	13,779,016
Selected Operations Data:			
Total interest income	11,898,521	9,741,913	9,897,379
Total interest expense	(5,415,192)	(3,804,259)	(3,846,221)
Net interest income	6,483,329	5,937,654	6,051,158
Provision for loan losses	(75,000)	(60,000)	(300,000)
Net Interest Income after provision for loan losses	6,408,329	5,877,654	5,751,158
Fees and service charges	959,289	797,781	731,490
Gain (loss) on sale of investment securities	657,067	1,766,314	411,631
Other noninterest income (1)	166,682	108,063	4,801,438
Total noninterest income	1,783,038	2,672,158	5,944,559
Total noninterest expense	7,081,837	6,474,472	6,397,380
Net income before tax	1,109,530	2,075,340	5,298,337
Income tax provision	403,000	419,490	2,198,104
Net income	$ 706,530	$ 1,655,850	$ 3,100,233

(1) Other noninterest income in 2001 includes approximately $4.6 million representing the pre-tax gain on the disposition of our Carmel office and the banking business at that office.

0024

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	At or for the Year Ended December 31,		
Performance Ratios:	2003	2002	2001
Return on assets (net income to average total assets)	0.25%	0.89%	2.15%
Return on equity (net income to average equity)	4.91%	11.61%	22.48%
Average interest rate spread	2.06%	2.81%	3.71%
Net interest margin	2.41%	3.34%	4.52%
Efficiency ratio	85.67%	75.20%	53.33%
Ratio of operating expense to average total assets	2.53%	3.47%	4.43%
Ratio of average interest-earning assets to average interest-bearing liabilities	117.25%	124.76%	128.17%
Net income per share (1)	$471.33	$1,103.90	$2,066.82
Dividends per share	$500.00	$500.00	$800.00
Dividend payout ratio	106.08%	45.29%	38.71%
Asset Quality Data and Ratios:			
Total non-performing loans	$1,908,000	$ 101,000	$ 978,000
Other non-performing assets	$ 294,000	$ 118,000	$ -
Loans 90 days or more past due and still accruing (2)	$ 1,850,000	$ 56,000	$ 629,000
Allowance for loan losses	$ 852,328	$ 745,140	$ 778,615
Non-performing assets to total assets at end of period	0.69%	0.10%	0.67%
Non-performing loans to total loans	1.17%	0.09%	1.15%
Allowance for loan losses to loans receivable, net	0.53%	0.64%	0.92%
Capital Ratios:			
Average equity to average assets	5.14%	7.65%	9.55%
Book value per share	$9,822	$9,906	$9,186
Other Data			
Number of banking offices	5	5	5

(1) Other noninterest income in 2001 includes approximately $4.6 million representing the pre-tax gain on the disposition of our Carmel office and the banking business at that office.

(2) In 2003, includes a loan with a principal balance of $532,000 that we collected in full in February 2004.

Our Business Strategy

In 2001, we sold our existing headquarters office in Carmel, New York, and the related banking business in order to increase our capital and concentrate our efforts closer to New York City. The sale improved our capital ratios, both through a reduction in total assets as a result of the disposition of the office, and through an increase in our capital as a result of the gain we realized on the sale. Since 2001, our business strategy has been focused on increasing shareholder value and improving our franchise through the following strategic steps:

- **Commercial Lending.** Loans are our most important asset category because they generate higher yields than other investments that we are permitted to make. Therefore, we concentrate our efforts on building our loan portfolio. Our subsidiary, Country Bank, is a commercial bank and we focus our efforts on the commercial sector of the banking business.

  - ➤ **Leverage Our Expertise.** We have a dedicated staff of experienced commercial lenders with substantial knowledge of the real estate market in the New York City metropolitan area. We seek to garner new customers for our loan products by putting senior officers in direct contact with potential borrowers to develop relationships at a high level, so that borrowers are not shunted down stream to low level staff. Thus, customers and potential customers, many of which are small businesses that larger banks ignore, know that we care about their business and want to serve their financial needs.

  - ➤ **Focus on Mortgage Lending.** We concentrate our lending on commercial mortgage loans because we believe that mortgage loans to businesses provide an appropriate balance between the lower yields of mortgage loans to consumers and higher yields of non-mortgage loans to businesses. We make non-mortgage loans to businesses as the second largest category of loans in our portfolio, but we do so only selectively after a careful evaluation of the borrower. Although non-mortgage loans to businesses generally have higher yields than mortgage loans, they also present higher risks.

- **Maintain Interest Rate Sensitivity.** We seek to avoid interest rate risk by making loans and purchasing securities with either adjustable interest rates or short terms to maturity. In periods of rising interest rates, which many financial experts predict in the foreseeable future, long-term fixed rate loans and investments can have a disastrous effect on net income because the rate earned stays constant while the cost of funds increases. We have worked hard to avoid that problem, and at December 31, 2003, 77.5% of our loan portfolio had adjustable interest rates and 22.5% had fixed rates. We estimate that approximately 82% of our loan portfolio will mature or the interest rate will adjust within one year, and less than 2% will mature or reprice in more than 5 years. Similarly, we estimate that 72% of our securities will mature or reprice in less than one year, and 96% will do so in less than 3 years. Although this may cause us to forgo some interest income because the yields on adjustable or short-term investments tend to be lower, we believe that our long-term health is strengthened by this approach.

- **Prudent Growth of Our Total Asset Base.** We also believe it is important to continue to grow our total asset base by increasing both deposits and investments. This will provide us with a higher level of interest income from a larger portfolio of interest-earning assets. We also intend to work to increase the ratio of noninterest demand deposits to total deposits to provide funds for that growth at lower cost. In order to grow in a safe and prudent manner, we are seeking to augment our capital through this offering so that our capital ratios all remain at the level considered "well-capitalized" by federal bank regulators.

0026

The Offering and Our Common Stock

We are offering shares of our common stock to our stockholders of record on June 30, 2004 (the "Record Date"). We had approximately 91 stockholders of record on that date. We are making the offering by sending this offering circular, a cover letter and an order form directly to our stockholders.

Each of those stockholders will have the first priority right to purchase the greater of:

- One share of our stock, or
- The number of shares of our stock as is equal to 189 shares multiplied by a fraction. The fraction will be equal to the number of shares that the stockholder owned of record on the Record Date, divided by 1,500. The 189 shares is equal to the number of shares in this offering plus 92 shares purchased by directors in December 2003 at $11,325 per share and 1,500 is the number of shares we had outstanding prior to that purchase by directors.

The purchase price will be $11,325 per share. Ware not using an underwriter or selling agent in this offering and we will not be paying a commission to anyone in order to assist in the selling effort. There is no minimum number of shares that we must sell in order to complete this offering. Stockholders may not transfer the right to subscribe. This offering will expire automatically unless we receive his or her order form with payment in full no later than July 30, 2004, at 5:00 p.m., New York time. Our Board of Directors may elect to extend that deadline to no later than August 30, 2004.

Some of our directors purchased a total of 92 shares of our stock on December 31, 2003, for the same price, $11,325 per share. Those purchasers have agreed that if they want to purchase exercise their priority right to subscribe, their subscriptions will be subordinate to priority rights subscriptions by other stockholders.

Stockholders may also submit second priority orders to purchase additional shares of our stock that may remain after all first priority subscriptions are satisfied. In the event of an oversubscription, share available shares will be allocated pro rata, based upon the number of additional shares ordered.

Shares purchased by directors on December 31, 2003, will be excluded from all calculations and allocations to the extent necessary to treat all stockholders equally.

We will not allocate or sell any fractional shares. All calculations resulting in the right to purchase a fractional share will be rounded down to the next lowest whole number of shares.

Use of Proceeds

We intend to use a portion of the proceeds to pay the costs of this offering, which we estimate will not exceed $65,000, regardless of the number of shares we sell. The net proceeds will depend on the number of shares sold. We intend to contribute the entire net proceeds from this sale of stock to our subsidiary, Country Bank. The entire net proceeds will increase our capital and will also become part of Country Bank's capital. Therefore, the entire net proceeds will be counted in satisfying FDIC capital requirements for Country Bank and Federal Reserve Board capital requirements for our holding company. We anticipate that Country Bank will initially invest the new capital in investment securities and other short term investments, pending reinvestment in loans as appropriate opportunities arise. We do not intend to use the proceeds to purchase equipment or to open any new facilities.

Country Bank opened for business in 1988. From 1988 through mid-1994, the bank had one deposit taking facility, its main office in Carmel, New York. Beginning in 1994, the bank began a

15

0027

program of expansion. In 1994, the bank opened its first branch in the Woodlawn section of the Bronx. In the intervening years, the bank has opened branches in the Riverdale section of the Bronx, the Town of Eastchester (Scarsdale post office), and two branches in midtown Manhattan. In 2001, the bank sold its Carmel main office to concentrate its efforts closer to New York City. Since the sale of the Carmel office, total assets have increased dramatically, to $320.5 million at year-end 2003.

Under the regulations of the FDIC, a bank is required to maintain minimum ratios of capital to assets to be qualified as "adequately capitalized." Above the minimum levels, there is a higher category, "well capitalized." The Federal Reserve Board has similar capital regulations that apply to us at the holding company level. If an institution is classified as well capitalized and is not experiencing any other problems, then it is entitled to operational flexibility and easier application procedures for some types of transactions. For example, being well capitalized allows Country Bank to:

- Accept brokered deposits and other deposits that the FDIFC deems to be brokered deposits;
- Engage in activities through different types of subsidiaries that may not be permissible for the Bank to engage in directly; and
- Engage in activities that require FDIC approval, such as opening new branches, without length waiting periods.

As a bank holding company, we can elect to become a financial holding company, which allows us to engage in additional securities, insurance and merchant banking activities directly at the holding company level or through non-bank subsidiaries. Unless Country Bank is well-capitalized, we cannot elect to be a financial holding company. If we have already elected to be a financial holding company and Country Bank subsequently ceases to be well capitalized, we might be required to cease engaging in the additional activities permitted to financial holding companies. Although we have not elected to be a financial holding company, our Board of Directors may decide to do so in the future. Thus, if Country Bank is not well capitalized, our ability to elect to engage in certain businesses permitted to financial holding companies would be restricted.

It is our goal to be well-capitalized at the holding company level and also for Country Bank to have capital ratios sufficient to be classified as "well capitalized. " Country Bank was classified as well capitalized through the second quarter of 2003. Due to asset growth, it was classified as adequately capitalized but not well capitalized for the third quarter of 2003. It was again classified as well-capitalized for the fourth quarter of 2003 due principally to the additional capital we raised by selling stock to directors. However, there was very little margin above the capital necessary to qualify as well capitalized. The principal purpose of this offering is to provide funds that we can contribute to Country Bank as additional capital so that it can continue to increase its assets in a safe and sound manner while remaining classified as well capitalized. We also want to provide all stockholders with the same purchase opportunity that was available to directors in December 2003.

Determination of Price

Since there is no active trading market for our stock, we have not been able to rely upon market quotations to establish a price. Therefore, the Board of Directors considered the following factors in determining the $11,325 per share price:

- Our net worth and net income.
- The prices at which purchases and sales of our stock were reported to have occurred based upon information known to our directors.
- The lack of a market for our common stock.
- The risk factors outlined above under the caption "Risk Factors."

0028

- The dividend history.
- The price which directors were willing to pay for the stock, coupled with the fact that stockholders would be offered the stock at the same price.

Subscriptions.

Subscription Procedure. Anyone who wants to purchase shares must complete an order form, in the form distributed with this offering circular, and return it to us at our main office, 200 East 42nd Street, ninth floor, New York, NY 10022, accompanied by payment in full for the shares ordered. The deadline for our receipt of order forms is 5:00 pm, New York time, on July 30, 2004, subject to extension by the Board of Directors to no later than August 30, 2004. Stockholder priority rights will automatically expire if we do not receive the order form and payment by that deadline. Subscribers may not withdraw or revoke their orders once they submit the order until August 31, 2004. We are not responsible for order forms that are lost in the mail or that we do not receive for any other reason. Once we issue shares of stock in this offering, those shares will not be subject to the restrictions on transfer that apply to subscription rights.

We may reject, but are not required to reject, any subscription that does not satisfy the requirements described in this offering circular, and we have the right to waive those requirements. We will refund all funds we receive on subscriptions that we reject promptly after the rejection, without interest.

Stockholders who desire to purchase more than their pro rata share of the 97 shares offered should submit order forms for the full amount of shares they want to purchase. We will promptly refund any excess payments in full, without interest. In no event will the total number of shares we sell in this offering exceed 97 shares.

Termination and Extension. We may terminate or withdraw this offering at any time. In no event will this offering extend beyond sixty days after the date of this offering circular unless we give subscribers the right to withdraw or cancel their orders.

Retention of Subscription Funds Pending Completion. Until we accept subscriptions and sell shares in this offering, we will hold all subscription funds in a separate segregated deposit account at Country Bank under our control. The funds will be insured by the FDIC up to applicable limits. We will not pay interest on those funds. If we abandon this offering for any reason, then we will promptly refund any subscription payments in full, without interest.

Partial Closing. We have the right to accept subscriptions and issue shares for those subscriptions, while we continue to offer shares. We may decide to do so if we want to take in the additional capital to increase the capital of Country Bank while we continue to offer stock. We will only be able to do so for first priority subscriptions. Oversubscriptions will have to be held until the deadline for submitting first priority subscriptions because only then will we know how many shares are available to satisfy ocersubscriptions.

Income Tax Consequences. We believe that the right to subscribe to purchase shares of our stock is not a taxable dividend or other taxable distribution to our stockholders. Stockholders should consult with their tax advisors regarding the tax consequences of their purchase and ownership of our stock.

0029

Purchase Restrictions. Under New York and federal laws, approval from federal and state bank regulators may be required in order for a person, firm or corporation, individually or acting together with others, to acquire more than 10% of our outstanding stock, or to vote that stock. Stockholders who individually, or with others acting together, seek to purchase in this offering sufficient shares so that their percentage ownership could exceed 10% should consult with legal counsel before submitting an order form to insure that they comply with all applicable laws.

Participation by the Board. As we have discussed above, directors and their related interests have already purchased 92 shares of our stock as of December 31, 2003, for the same purchase price that applies in this offering. Directors may subscribe to purchase additional shares in this offering, but subscriptions from directors who purchased stock on December 31, 2003 will be subordinate to the first priority subscriptions of other stockholder. We will apply the same allocation rules that apply to other stockholders. None of our directors, officers or employees, nor directors, officers or employees of Country Bank, will receive any compensation, other than normal existing salaries, in connection with, or as a result of, this offering.

Dilution

We have not sold any stock during the past five years at less than the $11,325 price in this offering. In December 2003, to provide funds for an immediate infusion of capital to Country Bank, our directors and their affiliates purchased 92 shares of our stock at $11,325 per share. The purchasers all agreed to waive their right to receive any dividends paid in early 2004 with respect to the shares that they were purchasing. The shares that they purchased are identical in all respects to the shares offered in this offering, except that they are subject to a customary legend restriction because they were issued in an unregistered offering exempt under Regulation D of the Securities and Exchange Commission.

Our book value per share was $9,822 at December 31, 2003, including the 92 shares sold to directors. Excluding those 92 shares and after deducting the related net proceeds from that sale, the book value per share was $9,730, which means that each stockholder owning stock on December 31, 2003 before the sale to directors experienced $92 per share of book value accretion as a result of that sale, and each director who purchased stock suffered $1,503 book value dilution per share on the shares that he or she purchased on December 31, 2003. On a pro forma basis at December 31, 2003, assuming the sale on that date of 50 shares of stock in this offering with expenses of $65,000, book value per share would be $9,828. The comparable pro forma book value per share at December 31, 2003, assuming the sale all 97 shares of stock at $11,325 per share, would be $9,875.

Description of Our Common Stock

General Information. All the shares we offer in this offering are common stock, par value $0.10 per share. Our certificate of incorporation authorizes us to issue 2,500 shares of common stock, of which 1,592 shares are now outstanding. We have no other class of stock authorized or outstanding. We have no stock option plans and we have no outstanding options to purchase our stock. Each outstanding share is entitled to one vote for each matter to be voted on by stockholders. Stockholders do not have cumulative rights in the election of directors. Each share sold in this offering is entitled to participate equally with all other shares of common stock in any dividends that our Board of Directors may declare. There are no pre-emptive rights to subscribe for additional shares of our common stock that we may issue in the future.

All outstanding shares of our stock will share equally in our assets remaining after the payment of all creditors, in the unlikely event of a complete liquidation. The rights of holders of our stock are subordinate to the rights of depositors and other creditors of Country Bank and to creditors of Country

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Bank Holding Company, Inc. Our shares of stock are not deposits or accounts and they are not guaranteed or insured by Country Bank, the FDIC or any government agency.

Federal and state laws both contain provisions which require advance regulatory approval before a person can acquire or vote 10% or more of the common stock of a bank holding company or a company that owns 100% of the stock of a bank. A person or group would be required to satisfy those legal requirements before acquiring control of our company. Federal and state laws also require regulatory approval before a bank may engage in a merger, sale of substantially all of its assets, or certain other business combinations. These laws could delay, defer or prevent a change in control of our holding company or Country Bank.

Our bylaws provided, as did the bylaws of Country Bank before our holding company reorganization, that the affirmative vote of at least two-thirds of our outstanding voting shares and the affirmative vote of a majority of all our directors is necessary to approve a merger or consolidation or a sale, lease or exchange of all or substantially all of our assets. Our bylaws also provide that the Board may consider the value of our company as an independent entity when evaluating a business combination proposal and may consider the legal, social and economic effects on our employees, customers and communities when determining what is in our company's best interests.

There are no outstanding options, warrants or rights to acquire any of our stock from us except for the rights being given to our stockholders in this offering.

Market for Our Common Stock. Our common stock is not currently traded on an exchange and is not listed for trading on any of the various NASDAQ trading systems. It is reported as an "Other-OTC" stock on what are commonly known as the "pink sheets." The NASD has assigned us the symbol "CYHC". We do not believe there is an active public trading market for our common stock. Due to the lack of a public trading market for our stock, we do not believe that high and low bid quotations for our stock are meaningful and a review of Internet stock quotation services shows no reported sales in the five months ended March 1, 2004, and does not show a current bid and ask quotation.

Indemnification. We have not entered into any indemnification agreements with any director, officer, underwriter, sales agent or any other person in connection with this offering. Under the New York Business Corporation Law, directors and officers of a corporation are entitled to be indemnified by the corporation if the person is wholly successful in the defense of a civil action or proceeding brought against such person in his capacity as a director or officer of the corporation. In addition, our Board of Directors may indemnify officers and directors against any liability imposed upon them, and costs of defense, in an action brought against them in their capacity as a director or officer, even if they are found to be liable or if there is a settlement of a claim, provided that they acted, in good faith, for a purpose which the indemnified person reasonably believed to be in our best interests and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful. Our bylaws include a general indemnification provision which provides that we will indemnify our directors and officers from liability to the full extent authorized by law, if the director or officer is made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, because the person was our director or officer or serves or served any other corporation in any capacity at our request.

We have no indemnification agreements, resolutions or bylaw provisions expressly providing for indemnification under federal or state securities laws, but the general indemnification provisions discussed above may apply, depending upon the facts. In the opinion of the Securities and Exchange Commission, indemnification against liability for a violation of the Securities Act of 1933 is against

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public policy and is, therefore, unenforceable. If a director or officer asserts a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid in the successful defense of any action, suit or proceeding), we will, unless our attorneys advise us that the issue has been settled by the courts, submit to a court the question whether our indemnification is against public policy. We agree that the court's final decision will govern whether we pay indemnification.

Dividends. Under the New York Business Corporation Law, we are permitted to pay dividends unless we are insolvent or would be made insolvent by the payment of the dividend. However, our source of funds to pay dividends will be dividends paid to us by our subsidiary, Country Bank, and thus the New York Banking Law provisions limiting the payment of dividends by Country Bank have a substantial effect on our ability to pay dividends to our stockholders.

The New York Banking Law provides that Country Bank may declare dividends annually, semi-annually or quarterly. Dividends may be declared from net profits, so long as there is no impairment of capital stock. Impairment of capital stock would occur if the stockholder's equity of Country Bank was less than $3,184,000, which is the number of shares of Country Bank outstanding (1,592) multiplied by its par value ($2,000 per share). At December 31, 2003, Country Bank's stockholder's equity was $15,677,000. The approval of the New York Superintendent of Banks is required if the dividends declared in any calendar year exceed net profit for the current year plus retained net profit for the two preceding years, minus any mandatory transfers to surplus. Country Bank has not been required to make any mandatory transfer to surplus. Net profits are determined in accordance with the New York Banking Law under accounting rules similar, but not identical, to accounting principles generally accepted in the United States.

Country Bank, prior to our holding company reorganization, paid dividends of $500 per share in 2003 and $500 per share in 2002. We have paid dividends of $200 per share thus far in 2004. The declaration of dividends is discretionary with the Board of Directors. The payment of dividends in the past should not be interpreted as a promise or guaranty that the Board of Directors will declare dividends in those amounts in the future.

FORWARD-LOOKING STATEMENTS

When used in this offering circular or in our future public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements ". In addition, disclosures and information customarily provided by financial institutions, such as an analysis of the adequacy of the loan loss allowance or an analysis of the interest rate sensitivity of assets and liabilities, are inherently based upon predictions of future events and circumstances and constitute forward-looking statements.

A variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Some of the risks and uncertainties that may affect the operations, performance, development and results of our business, the interest rate sensitivity of our assets and liabilities, and the adequacy of our loan loss allowance, include but are not limited to the following:

- deterioration in local, regional, national or global economic conditions which could result, among other things, in an increase in loan delinquencies, a decrease in property values, or a change in the housing turnover rate;

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- changes in market interest rates or changes in the speed or frequency of market interest rate changes;

- changes in laws and regulations affecting the financial services industry;

- changes in competition; and

- changes in consumer preferences.

Please do not place undue reliance on any forward-looking statements, which speak only as of the date made, and remember that many factors, including those described above, could affect our financial performance and could cause our actual results or circumstances for future periods to differ materially from those we anticipate or project in any forward-looking statement.

We do not undertake, and we specifically disclaim any obligation, to revise publicly any forward-looking statement to reflect the occurrence of events or circumstances after the date of the statement.

OUR BUSINESS AND FINANCIAL AFFAIRS

General

We are a bank holding company registered with the Board of Governors of the Federal Reserve System. Our principal business activity is owning our wholly-owned subsidiary, Country Bank. Country Bank is a New York State chartered commercial bank. The principal place of business of both Country Bank Holding Company, Inc. and Country Bank is 200 East 42nd Street, ninth floor, New York, NY 10017, telephone number (212) 818-9090. Country Bank operates from its main office and four branches.

On November 1, 2003, Country Bank, after receiving approval from its stockholders and both federal and state bank regulators, reorganized into the holding company form of organization so that it became a wholly-owned subsidiary of Country Bank Holding Company, Inc. For the purposes of this discussion, words like "we," "our," "us" and similar terms refer to Country Bank Holding Company, Inc. and Country Bank on a consolidated basis.

We have been and intend to continue to be a community oriented financial institution offering financial services to our local communities. We focus on the needs of small businesses and individuals. We attract deposits primarily from small businesses and individuals and we use those deposits, together with other funds, to make loans and other investments. At December 31, 2003, we had total assets of $320.5 million, total deposits of $287.2 million, net loans of $162.1 million and stockholders' equity of $15.7 million.

Our business consists principally of attracting deposits from the general public and using those funds to make loans and to invest in government and government agency debt securities. Revenues come principally from interest on loans and debt securities. Our deposit taking operations also generate transaction or account maintenance fees and we derive income from originating loans for others. We do not invest in equity securities except for the stock of the Federal Home Loan Bank of New York, which investment is necessary for Country Bank to continue to be a member of the Federal Home Loan Bank of New York. Country Bank is a member in order to be able to utilize its borrowing facilities.

Our deposit accounts are insured by the FDIC up the maximum limit that the law allows. We solicit deposits principally from our market area.

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Country Bank has a subsidiary, Country Financial Services, Inc., that was formed as a New York corporation in 1999 to hold title to the former main office building of the bank. That building was sold in 2001, and in 2002 the subsidiary became a licensed insurance broker engaged in the business of brokering the sale of life insurance and similar insurance products. The subsidiary offers these products to customers of Country Bank though a joint venture with an independent insurance agent. The activities of the subsidiary are relatively insignificant compared to our lending, investment and deposit-taking activities. The subsidiary's business represents less than 1% of our total revenues and it has not made a material contribution to our net income. We are in the process of analyzing the subsidiary's business with a view towards determining whether to continue its operations and, if so, how we may be able to restructure those operations so that it makes a more significant contribution to revenues. We do not intend to make material investments in the subsidiary to support its operations.

Market Area and Competition. Our market areas include the southwest section of Westchester County and the northwest Bronx, which are areas serviced by our Scarsdale branch and our two Bronx branches, as well as midtown Manhattan, which is serviced by our two Manhattan offices. The Bronx and Manhattan portions of the market area are urban areas that include many areas of dense residential and commercial occupancy, although they also include some single family residences. The Westchester County communities are primarily suburban residential communities with substantial concentrations of single family residences, apartment buildings, co-operatives and condominium apartment buildings. There are also many commercial areas, especially in Yonkers and Mount Vernon.

The market areas contain offices of many of the largest financial institutions in the United States with ample ability to compete against us for deposits and loans. Also included in the market area are offices of other financial intermediaries such as insurance companies and securities brokerage firms that compete with us. The New York metropolitan area has an extremely competitive banking environment, generating substantial competition in all areas of our business. Competition is especially intense for commercial mortgage loans, with both New York based and out of state lenders competing for loan opportunities. We seek to distinguish ourselves from our competition by providing personalized service and working with small businesses that are often ignored by many of the larger banks.

Prime Savings Deposits and Our Dramatic Growth

In recent years, our most significant deposit category has been our prime savings deposit program. This program, which initially paid an interest rate of one-half the prime rate plus 0.25%, has resulted in a dramatic increase in deposits since 2001. The increase in prime savings has been the principal reason for our increase in total assets from $145.8 million at year-end 2001 to $216.9 million at year-end 2002 and $320.5 million at year-end 2003. In July of 2003, we decided to reduce the growth of prime savings deposits, so we took a number of steps, culminating in a reduction in the interest rate on the account by 0.25% and a moratorium on opening new prime savings accounts. On December 31, 2003, the prime savings deposits stood at $180.3 million.

The large volume of prime savings deposits has had a number of effects on our financial condition and operating results. The growth in prime savings deposits has reduced our regulatory capital ratios. For the third quarter of 2003, Country Bank's Tier I leverage capital ratio was 4.73%. Tier 1, or core, capital is equal to common stockholders' equity less net unrealized holding losses on available-for-sale equity securities with readily determinable fair values. FDIC and Federal Reserve regulations provide for various adjustments in determining Tier 1 capital, such as the addition of perpetual preferred stock and the deduction of certain intangible assets, investments in financial subsidiaries and the value of certain nonfinancial equity investments. None of these adjustments have any applicability when determining Tier 1 capital for us or Country Bank. Although we were still

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classified as adequately capitalized under FDIC regulations, we were no longer classified as well-capitalized. In addition, the influx in prime savings deposits provided a large increase in funds we had available for investment. We invested the remaining funds in lower yielding securities and overnight investments pending reinvestment in loans. This decreased our average asset yield and our interest rate spread.

In order to increase our capital, members of the Board agreed, directly and through related interests, to purchase $1,041,900 of our stock effective December 31, 2003, at the same price that stockholders must pay to exercise their priority rights. The purchase, together with our efforts to reduce asset growth, increased our capital ratio to 5% for the quarter ended December 31, 2003. The stock was offered to and sold to directors and their related interests because they qualified as accredited investors under Securities and Exchange Commission regulations and thus we could sell the stock to them quickly without the preparation of extensive offering materials and SEC clearance. We have designed the terms of the priority rights of stockholders to give all of our stockholders the same opportunity to purchase our stock that we gave to our directors.

Lending

Lending Activities Generally. Our primary lending activity is making commercial mortgage loans to small businesses. We seek to originate principally adjustable rate loans with interest rates that fluctuate based upon changes in market interest rate conditions. In the current low interest rate environment, borrowers tend to favor fixed rate loans, and thus it has been difficult for us to originate sufficient adjustable rate loans to keep up with our deposit growth. We have been originating fixed rate loans to deploy available funds, but we continue to concentrate on adjustable rate loans and our fixed rate loan originations are primarily short term balloon loans with maturities of five years or less. At December 31, 2003, our loan portfolio, net of deferred loan fees and the allowance for loan losses, was $162.1 million, representing 50.6% of total assets. This compares to a loan portfolio, net, of $116.7 million, or 53.8% of total assets, at year end 2002. Approximately $126.3 million, or 77.5%, of total loans, were either adjustable rate loans or loans with remaining maturities of one year or less.

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Loan Portfolio Composition. The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deduction for deferred fees and the allowance for losses) as of the dates indicated.

	December 31,									
	2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)									
Real estate loans:										
First mortgage on one- to four-family residential	$17,841	10.95%	$14,841	12.63%	$11,457	13.42%	$14,780	14.57%	$12,372	14.37%
Junior liens on one-to-four family properties	1,827	1.12%	2,285	1.94%	2,245	2.63%	3,109	3.06%	1,496	1.74%
Multi-family	32,892	20.19%	17,809	15.15%	10,127	11.86%	15,367	15.15%	16,651	19.34%
Commercial	67,348	41.34%	42,032	35.76%	38,440	45.04%	37,190	36.66%	31,013	36.02%
Construction and land development	2,000	1.23%	3,068	2.61%	1,593	1.87%	1,888	1.86%	1,599	1.86%
Total real estate loans	121,908	74.83%	80,035	68.09%	63,862	74.82%	72,334	71.30%	63,131	73.33%
Consumer loans:										
Home equity	1,078	0.66%	1,719	1.46%	2,350	2.75%	4,010	3.95%	2,658	3.09%
Other consumer loans	447	0.27%	419	0.36%	885	1.04%	872	0.86%	1,337	1.55%
Total consumer loans	1,525	0.93%	2,138	1.82%	3,235	3.79%	4,882	4.81%	3,995	4.64%
Commercial business loans:	39,497	24.24%	35,367	30.09%	18,154	21.26%	24,066	23.72%	18,353	21.32%
Loans to state/political subdivisions:	-	-	-	-	108	0.13%	170	0.17%	617	0.72%
Total non-real estate loans:	41,022	25.17%	37,505	31.91%	21,497	25.18%	29,118	28.70%	22,965	26.67%
Total loans	162,930	100.00%	117,540	100.00%	85,359	100.00%	101,452	100.00%	86,096	100.00%
Less:										
Deferred fees and discounts	23		103		51		238		49	
Allowance for losses	852		745		779		511		645	
Total loans receivable, net	$162,055		116,682		$84,529		$100,703		$85,402	

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The following table shows the composition of our loan portfolio by fixed and adjustable rate at the dates indicated:

	December 31,					
	2003		**2002**		**2001**	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)					
Fixed Rate Loans:						
Real estate loans:						
First mortgage on one- to four-family residences	$ 5,159	3.17%	$ 225	0.19%	$ 246	0.29%
Junior liens on one-to-four family residences	79	0.05%	465	0.40%	457	0.54%
Multi-family residential	11,365	6.98%	5,129	4.36%	4,377	5.13%
Commercial	18,527	11.37%	7,809	6.64%	7,397	8.67%
Construction and land development	-	0.00%	-	0.00%	-	0.00%
Total real estate loans	35,130	21.57%	13,628	11.59%	12,477	14.63%
Consumer loans:						
Home equity	-	0.00%	-	0.00%	210	0.25%
Other consumer loans	447	0.27%	419	0.36%	885	1.04%
Total consumer	447	0.27%	419	0.36%	1,095	1.29%
Commercial business loans	1,103	0.68%	2,884	2.45%	3,423	4.01%
Loans to state/political subdivisions	-	0.00%	-	0.00%	108	0.13%
Total fixed rate loans	36,680	22.52%	16,931	14.40%	17,103	20.06%
Adjustable Rate Loans:						
Real estate loans:						
First mortgage on one- to four-family residences	$12,682	7.78%	$14,616	12.44%	$11,211	13.13%
Junior liens on one-to-four family residences	1,748	1.07%	1,820	1.55%	1,788	2.09%
Multi-family residential	21,527	13.21%	12,680	10.79%	5,750	6.73%
Commercial	48,821	29.97%	34,213	29.11%	31,043	36.36%
Construction and land development	2,000	1.23%	3,068	2.61%	1,593	1.87%
Total real estate loans	86,778	53.26%	66,397	56.50%	51,385	60.18%
Consumer loans:						
Home equity	1,078	0.66%	1,719	1.46%	2,140	2.51%
Total consumer loans	1,078	0.66%	1,719	1.46%	2,140	2.51%
Commercial business loans	38,394	23.56%	32,483	27.64%	14,731	17.25%
Total adjustable rate loans	126,250	77.48%	100,599	85.60%	68,256	79.94%
Total loans	162,930	100.00%	117,530	100.00%	85,359	100.00%
Less:						
Deferred fees and discounts	23		103		51	
Allowance for losses	852		745		779	
Total loans receivable, net	$ 162,055		$ 116,682		$ 84,529	

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We have a multi-tiered process for loan approvals. Senior loan officers and the President each have the authority to approve loans for amounts established by the Board of Directors. Loans in excess of these approval limits must be approved by a committee of loan officers chaired by the Executive Vice President. The executive committee of the Board of Directors must also approve loans in excess of $250,000 and the Board of Directors must approve loans in excess of $1,000,000.

The maximum amount of loans which Country Bank may make to one borrower is limited by the New York Banking Law. Generally, the bank is permitted to lend no more than 15% of capital to any one borrower for an unsecured loan and no more than 25% of capital for a secured loan. At December 31, 2003, Country Bank's capital was $15.7 million, resulting in an unsecured loan to one borrower limit of approximately $2.3 million and a secured loan to one borrower limit of approximately $3.9 million. Country Bank is also prohibited from making one or more mortgage loans on the same parcel of property in an amount in excess of 15% of its capital. These rules do not apply to loans made by Country Bank Holding Company, Inc., directly at the holding company level, but it is not currently engaged in the business of making loans itself directly.

Mortgage Loans. Mortgage loans represent the largest category of loans in our portfolio. Mortgaged properties principally include commercial facilities, multi-family apartment buildings and mixed use properties that combine residential and commercial uses. Mortgage loans secured by commercial properties are generally commercial purpose loans made to the company owning the property, with the income from the property or the borrower's business on the property being the primary source of repayment. Occasionally, we make commercial loans secured by mortgages on the homes of the principals of the borrower, and loans to individuals and entities secured by one-to-four family residential property held for investment and rental. We also make mortgage loans to non-profit entities secured by their facilities. Mortgage loans totaled $121.9 million, or 74.8% of gross loans, at December 31, 2003, compared to $80.0 million, or 68.1% of gross loans, at December 31, 2002.

We make mortgage loans because management believes that those loans provide an appropriate balance between the high rates but greater risks of unsecured or personal property secured commercial and consumer loans and the low rates but low risk of investing in investment quality government and agency debt securities. In order to manage the risks associated with mortgage lending, we follow these rules for most mortgage loans:

- We require an appraisal by a qualified independent outside appraiser;
- We will not lend more than 75% of the lower of purchase price or appraised value of the mortgaged property; and
- We underwrite mortgage loans based upon the borrower's ability to pay the loan as the primary source of repayment, with the real estate collateral being the secondary source of repayment.

Commercial and Multi-family Mortgage Loans. We make commercial and multi-family mortgage loans secured by multi-family apartment buildings, mixed use properties combining commercial and residential uses, and traditional commercial use properties such as retail facilities and warehouses. The interest rates, in most cases, adjust based upon changes in the prime rate, with a few loans adjusting based upon changes in Treasury bill indexes. We occasionally make fixed rate commercial mortgage loans and we made more of those loans in 2003 due to customer demand. Substantially all commercial mortgage loans with fixed rates mature in five years or less. We almost always require full recourse to the borrower, and we often also require guaranties from the principals of the borrower.

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Commercial and multi-family mortgage loans represent the largest component of our loan portfolio. We concentrate on these loans rather than one-to-four family residential mortgage loans because they generally have higher yields and shorter terms to maturity. However, commercial and multi-family mortgage loans are generally considered to present greater risks than residential mortgage loans. We seek to protect against these risks by maintaining acceptable loan to value ratios, underwriting loans based upon available cash flow to repay the debt, and requiring personal guarantees as additional support for the loan. We had $100.2 million of commercial and multi-family mortgage loans at December 31, 2003, representing 61.5% of our loan portfolio, compared to $59.8 million, or 50.9% of our loan portfolio, at December 31, 2002.

Residential Mortgage Loans. In the past, we made owner-occupied one-to-four family residential mortgage loans, but we have not done so for a number of years. We de-emphasized residential mortgage lending and focused our efforts on commercial mortgage lending due to the highly competitive nature of residential mortgage lending in our market areas. However, we continue to make mortgage loans secured by one-to-four family residential property for business purposes, including loans to finance or refinance the acquisition of such properties for rental and investment or loans for other purposes in which a borrower or a guarantor pledges a personal residence as security for a business purpose loan. That type of loan represents all of the increase from 2001 to 2003 in loans classified as secured by one-to-four family residential property. We are working to develop a program to originate owner-occupied residential mortgage loans and sell them immediately on the secondary market. The purpose of this program would be to satisfy customer demand and maintain customer relationships. We do not anticipate that it will become a major part of our lending activity.

Construction Loans. We occasionally make construction loans for the rehabilitation of commercial property. These loans are made on existing properties based upon an evaluation of the creditworthiness of the borrower, the value of the existing real estate, and the anticipated value upon completion of the renovation. All construction loans have adjustable interest rates and terms to maturity are generally one year or less. We had $2.0 million of construction loans at December 31, 2003, compared to $3.1 million at year end 2002. None of these loans were for the development of, or construction of improvements on, vacant land.

Commercial Loans. We make loans to individuals and small businesses for business purposes. These loans are either unsecured or secured by business assets, guaranties of principals, bank deposits or marketable securities. We are permitted to invest an unlimited percentage of our total assets, subject to reserve and liquidity requirements, in commercial loans. At December 31, 2003, our commercial non-real estate secured loan portfolio totaled $39.5 million, or 24.2%, of gross loans, compared to $35.4 million, or 30.1% of our loan portfolio, at December 31, 2002.

Commercial loans present credit risks due to the importance of satisfactory business operations to the repayment of the loan. Business difficulties can result not only in the inability of the business to repay the loan, but may also cause financial difficulties for the guarantors who are often principals in the business, thus making them unable to honor their guaranties. Personal property collateral for business loans, such as inventory, machinery and equipment, is often difficult to repossess and sell to satisfy the debt and can rapidly depreciate in value.

We seek to protect against the credit risks associated with commercial lending by reviewing the financial history of the business, making an assessment of the quality of the company's management and obtaining as much collateral as practicable under the circumstances. We also monitor the business operations of our commercial loan customers so that action can be taken promptly if adverse conditions arise. During 2003, we did not aggressively market these types of loans. The $4.1 million increase in this loan category from year-end 2002 to year-end 2003 consisted primarily of increases in the balances

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outstanding on existing lines of credit and new loans to existing customers of Country Bank with ongoing loan relationships.

Consumer Loans. We occasionally make consumer loans to individuals, primarily as a service to existing customers. We do not price these loans to compete with other consumer lenders and thus they are not a large part of our loan portfolio. Examples of these loans are loans to finance the purchase of new or used automobiles, furniture or other consumer goods. Consumer loans have terms to maturity of five years or less and may have adjustable or fixed interest rates. At December 31, 2003, we had $1.5 million of consumer loans, representing less than 1% of the total loan portfolio, compared to $2.1 million, or 1.8% of our loan portfolio, at year end 2002.

Loan Originations. Loan originations are developed almost exclusively internally through the efforts of our directors, officers and employees, as well as from ongoing relationships with business customers. It is our desire to originate sufficient loans from our internal efforts to satisfy our portfolio needs. However, we occasionally seek to purchase loans or loan participations to supplement our own production. We seek to originate loans for our portfolio that have either short terms to maturity or adjustable interest rates, with full recourse to the borrower and with guaranties of the principals of the borrower when possible. We do not engage in originating loans for sale.

Infrequently, our customers request long term, fixed rate, non-recourse commercial mortgage loans from us. We do not make such loans, so we refer them to ValueXpress, LLC, a commercial mortgage broker. We earn an origination fee for such loans. In 2003, we brokered one such loan and earned a fee of $30,000 paid by the borrower. Likewise, if a ValueXpress customer wants a short term or adjustable rate commercial mortgage loan, ValueXpress may refer the borrower to us. ValueXpress brokered three such loans to us in 2003 and earned $65,000 in fees paid by the borrowers, and $20,000 paid by Country Bank. The $85,000 represented less than 3.5% of ValueXpress's revenues for 2003.

No loans were brokered between ValueXpress and Country Bank in 2001 or 2002. JoAnn Murphy, who is our controlling stockholder, and other members of her family, directly or indirectly own a controlling interest in ValueXpress.

Asset Quality. Generally, when a borrower fails to pay a loan, we contact the borrower by mail with a reminder notice. If the loan is not brought current, we provide follow-up written and oral requests for payment. If satisfactory arrangements are not made to bring the loan current, we commence collection procedures, which can include, as applicable, the repossession of personal property collateral, legal action against parties liable on the loan, or foreclosure of mortgage collateral.

Loan Delinquencies. The following table sets forth our loan delinquencies by type at December 31, 2003.

		Loans Delinquent For:							
	60-89 Days			90 Days and Over			Total Loans Delinquent		
				(Dollars in Thousands)					
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
Real Estate Loans:									
Commercial	-	$ -	-	2	$ 1,792	2.66%	2	$ 1,792	2.66%
Consumer Loans:	-	-	-	2	2	0.45%	2	2	0.45%
Commercial Business Loans	2	79	0.12%	4	114	0.17%	6	193	0.29%
Total	2	$ 79	0.05%	8	$ 1,908	1.17%	10	$ 1,987	1.22%

Non-accrual and Non-performing Loans. When a loan is past due 90 days or more and the collection of interest on the loan is not reasonably assured by the value of the collateral or other security, we discontinue accruing interest on the loan and reverse, through a charge against current period interest income, all accrued but unpaid interest on the loan. If the loan is subsequently brought current and regular payments resume, the loan may be restored to accruing status. While designated non-accruing, interest is recognized as and when collected. When the likelihood of full recovery of the principal amount owed is in doubt, we first allocate payments to reduce the principal balance outstanding before we allocate any amounts to interest earned or to recoveries of prior charge-offs.

Non-performing loans consist of non-accruing loans and other loans, even if accruing, that are not in material compliance with their contractual repayment terms. The following table sets forth the amounts and categories of our non-performing loans at the dates indicated.

| | December 31, | | | | |
	2003	2002	2001	2000	1999
	(Dollars in Thousands)				
Non-accruing loans:					
Real estate loans	$ -	-	$ 306	$ 178	$ 204
Consumer loans and installment loans	2	-	27	30	-
Commercial loans	56	45	16	69	8
Total	58	45	349	277	212
Accruing loans delinquent more than 90 days:					
Real estate loans	1,792	-	546	486	-
Consumer loans and installment loans	-	-	-		
Commercial loans	58	56	83		295
Total	1,850	56	629	486	295
Troubled debt restructurings	-	-	-	-	-
Foreclosed assets	-	-	-	-	-
Total non-performing loans	$ 1,908	$ 101	$ 978	763	507
Total as a percentage of total assets	0.60%	0.05%	0.67%	0.49%	0.37%

The real estate loans shown in the above table as past due 90 days or more and still accruing in the amount of $1,792,000 represent two loan relationships. The first relationship, which we have

classified as substandard as explained below, totaled $872,000. It represents loans to a group that had been past due since January of 2003. We continued accruing interest on the loans because of satisfactory real estate collateral. We referred the loans to an attorney for foreclosure proceedings in April 2003. In February 2004, one of the loans to the group, in the amount of $532,000, was paid in full, including interest, principal and other charges. The remaining $340,000 has since been brought current and is now a performing loan.

The other loan that is past due 90 days but still accruing, in the amount of $920,000, is not classified but management is monitoring the loan because credit problems cause the borrower to not comply with the present loan repayment terms. During the second quarter of 2004, all accrued but unpaid interest on the loan was paid and the principal balance was reduced by $162,000. The remainder of the loan is secured by a first mortgage on a factory with an appraised value equal to twice the remaining balance of the loan. We are continuing a foreclosure action on the mortgaged property to collect the loan and we are proceeding to obtain a judgment of foreclosure and sale from the court. We continue to accrue interest on the loan due to the low loan to collateral value ratio.

Troubled debt restructurings are loans with renegotiated payment terms for which we adjust the terms of a loan due to a default or other problem and the new terms are more favorable to the borrower than we would offer on a new loan to a customer in an arms length transaction at that time. We had no such loans at year-end 2003.

Foreclosed Real Estate. When a mortgage is foreclosed and we acquire title to the mortgaged property (or if we acquire possession prior to completing a foreclosure), we record the property on our books at fair value less costs of sale and we charge any difference between that amount and the carrying value of the loan to the allowance for loan losses. Thereafter, we record reductions in the value of the property through the creation of a real estate valuation allowance. At December 31, 2003, we had no foreclosed real estate.

Classified Assets. In accordance with the regulations of the FDIC, Country Bank regularly classifies those of its assets considered to be of lesser quality as either substandard, doubtful or loss. We do so with the assistance of an independent consulting firm that reviews our loan portfolio each calendar quarter and makes recommendations as to the appropriate classification of each problem loan. We classify an asset as substandard if it is inadequately protected by the current net worth and paying capacity of the obligor and the value of the collateral. Assets classified substandard are those with the distinct possibility that we will sustain some loss if deficiencies are not corrected. Assets we classify as doubtful have weaknesses that make the collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets we classify as loss are of such little value that continuing them as assets on our financial statements would be unwarranted.

When we classify an asset as substandard or doubtful, we may increase our allowance for losses loan to reflect the additional risks associated with the asset. The allowance, discussed in further detail below, is available to absorb future losses but has not been allocated to specific assets. When we classify an asset as loss, we either charge off the amount classified as loss or we establish a specific reserve for the amount so classified which has the effect of removing the asset from our balance sheet.

At December 31, 2003, we had classified $1,943,000 of assets as substandard and none as doubtful or loss. The largest classified loan relationship is the $872,000 relationship described above in the discussion of non-performing loans.

Other Loans of Concern. In addition to our classified assets, at December 31, 2003, we had one loan, in the amount of $920,000, which management was monitoring although it was not a classified loan. That loan is described above in the discussion of non-performing loans

Allowance for Loan Losses. We establish the allowance for loan losses to recognize the risk of non-payment inherent in our loan portfolio. To assist management in the determination of the appropriate amount of the allowance, an independent asset review firm reviews our loans on a quarterly basis to evaluate the risks in the loan portfolio and make recommendations to management. The independent firm reviews all loans of $100,000 or more at least once each year. Management considers the results of the independent review, the status of non-performing and classified assets, the value of collateral, payment history, the types of loans in the portfolio, anticipated payoffs of problem loans due to scheduled sales of collateral, historical experience and other factors in determining the level of the allowance that it believes will be adequate. All classified loans and other loans of concern are reviewed individually to estimate the appropriate allowance that should be available for such loans, and then fixed percentages are applied to each major category of performing loans to estimate the risk inherent in any portfolio of performing loans. Other factors, such as off-balance sheet commitments and general economic risks are also taken into account. If, upon periodic review, management determines that we should increase the allowance, we record a provision for loan losses charged to operations to accomplish the increase.

Although management establishes the allowance at a level which it believes to be adequate, the determination of the allowance is necessarily speculative, based upon an estimate of future matters including, among others, the performance of borrowers, the state of the economy, the value of real estate and interest rate conditions. Future additions to the allowance may be necessary if future circumstances differ substantially from the assumptions that management uses in determining the adequacy of the allowance. Furthermore, both the FDIC and the New York State Banking Department, as part of their regular examinations of Country Bank, can require an increase in the allowance if they disagree with the conclusions of management.

Each year, the allowance at the beginning of the year is increased by provisions for loan losses and recoveries, while it is decreased by charge offs. The amount of the provision for loan losses, which is an expense on our income statement, is based upon the amount necessary to bring the allowance for loan losses to the level that management believes is adequate to recognize losses inherent in our loan portfolio. The following table sets forth the activity in our allowance for loans losses at or for the years ended as shown.

		December 31,			
	2003	**2002**	**2001**	**2000**	**1999**
		(Dollars in Thousands)			
Balance at beginning of period	$ 745	$ 778	$ 511	$ 645	$ 598
Charge-offs:					
Real estate	-	104	44	89	30
Consumer and installment loans	-	-	-	20	4
Commercial	45	-	-	154	8
Total charge-offs	45	104	44	263	42
Recoveries:					
Real estate	24	11	11	-	-
Consumer and installment loans	-	-	-	-	-
Commercial	53	-	-	39	9
Total recoveries	77	11	11	39	9
Net charge-offs	(32)	93	33	224	33
Provision charged to operations	75	60	300	90	80
Balance at end of period	$ 852	$ 745	$ 778	$ 511	$ 645
Ratio of net charge-offs during the period to average loans outstanding during the period	-0.02%	0.09%	0.04%	0.04%	0.04%
Ratio of net charge-offs during period to average non-performing assets	-62.14%	47.21%	10.86%	10.86%	10.86%

Investment Activities.

We invest primarily in US government and agency securities and mortgage-backed securities issued by government-sponsored enterprises. These investments provide additional interest income and allow us to maintain an appropriate level of liquidity and safety. Most of our new securities purchased in the past two years have been government and agency securities. Those securities tend to have risk weights of 0% or 20% under the FDIC regulations for the calculation of risk-based capital ratios. We also have tax-exempt municipal securities and corporate bonds in our portfolio.

Investment securities in our portfolio which we have the ability and the intent to hold to maturity are classified as held to maturity and are recorded at amortized cost. Securities which are available for sale are classified as such and are recorded at fair value, with net unrealized gains and losses, net of income tax effect, recorded as a separate component of stockholders' equity. At December 31, 2003, $118.7 million of our securities portfolio were classified as held to maturity, with a fair value of $117.5 million, and $24.4 million of our securities portfolio were classified as available for sale and recorded at fair value. We do not maintain a trading securities portfolio.

Investment Portfolio. The following table sets forth the composition of our investment securities, mortgage backed securities and other interest earning assets at the dates indicated.

0044

	December 31,					
	2003		2002		2001	
	Book Value	Percent of Total	Book Value	Percent of Total	Book Value	Percent of Total
Investment securities:						
U.S. Treasury & Agency securities	$ 30,949	73.42%	$ 5,455	27.24%	$ 854	2.04%
Other investment securities	10,381	24.63%	14,305	71.44%	40,615	97.00%
Total investment securities	41,330	98.05%	19,760	98.68%	41,469	99.04%
FHLB stock	825	1.95%	263	1.32%	400	0.96%
Total investment securities and FHLB stock	$ 42,155	100.00%	$ 20,023	100.00%	$ 41,869	100.00%
Other interest-earning assets:						
Federal funds sold	$ 3,325	100.00%	$ 30,285	100.00%	$ 28,233	100.00%
Interest-bearing deposits with financial institutions	-	-	-	-	-	-
Total	$ 3,325	100.00%	$ 30,285	100.00%	$ 28,233	100.00%
Mortgage-backed securities:						
FNMA	$ 16,406	16.08%	$ 20,942	52.46%	$ -	-
FHLMC	17,114	16.78%	-	-	-	-
GNMA	68,500	67.14%	18,980	47.54%	-	-
Total mortgage-backed securities	$ 102,020	100.00%	$ 39,922	100.00%	$ -	-

Securities are classified as either held to maturity, trading or available for sale. Securities classified as held-to-maturity consist of debt securities which we have the positive intent and ability to hold to maturity. They are carried at amortized cost. Trading securities are debt and equity securities that are bought principally for the purpose of selling them in the near term, and are carried at fair value with unrealized gains and losses included in earnings. We have no trading securities. Securities considered neither trading nor held-to-maturity are classified as available-for-sale. They are carried at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of related deferred taxes). Realized gains or losses are recognized when securities are sold or called using the specific identification method. The estimated fair market value of all investment securities is determined by use of quoted market price.

We recently began classifying our newly acquired securities as held to maturity rather than available for sale because we decided to concentrate new debt securities investments in mortgage backed securities in order to improve yields. Since the mortgage backed securities were akin to loans and since we do not regularly sell loans, we decided to classify our new securities purchases as held to maturity. We also sold many of our securities classified as available for sale because low market interest rates allowed us to recognize gains on the value of those securities. Since unrealized losses on securities investments are not included in determining regulatory capital, the change in method of classification has no effect on reported capital ratios. However, the level of reported stockholders' equity under generally accepted accounting principles could be effected because unrealized gains and losses on securities classified as held to maturity are not reflected on our balance sheet, while they are for securities classified as available for sale. The amount of the unrealized gains and losses on held to maturity securities is reported in a note to our financial statements.

0045

More than 80% of our securities classified as held to maturity consist of mortgage-backed securities issued by government agencies and government-sponsored enterprises. In most cases, the interest rates on these securities adjust annually, although in some cases the adjustments are more or less frequent. We have elected to invest primarily in adjustable rate debt securities because they present limited interest rate risk in the event of an increase in market rates and a corresponding increase in our cost of funds.

Most of our purchases of mortgage-backed securities are made at a premium above par. The premium is amortized as a reduction of interest income over the term to maturity of the security. If repayment of the underlying mortgages occurs faster than scheduled, then we must accelerate the amortization of the premium, which reduces the yield to maturity of the securities, and our net interest income. Accelerated repayment could occur for a number of reasons, such as changes in market interest rates that increase the rate of refinancing or changes in the economy that increase default and foreclosure rates.

At December 31, 2003, we had $3.6 million of corporate bonds in our investment portfolio. Of these, $3.1 million were rated AA or better and $465,000 were rated Baa2. We also had $6.8 million of tax-exempt municipal bonds.

The following table sets forth the composition and maturities of our investment and mortgage-backed securities portfolio, excluding Federal Home Loan Bank stock, at December 31, 2003.

	Due in:					
	Less Than 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total Investment Securities	
			(Dollars in Thousands)			
	Book Value	Book Value	Book Value	Book Value	Book Value	Fair Value
U.S. Government securities (1)	$ 200	$ -	$ 17,328	$ 13,421	$ 30,949	$31,012
Other investment securities	1,075	9,306	-	-	10,381	10,397
Total investment securities	$ 1,275	$9,306	$ 17,328	$ 13,421	$ 41,330	$41,409
Weighted average yield	1.88%	2.66%	3.97%	3.51%		

(1) Includes, in the 5 to 10 years and over 10 years categories, securities representing pools of loans guaranteed by the United States Small Business Administration which provide for monthly principal reduction payments.

	Due in:					Total Mortgage-backed Securities	
	3 Years of less	3 to 5 years	5 to 10 years	10 to 20 years	Over 20 years	Book Value	Fair Value
Federal National Mortgage Association	$ -	$ -	$ -	$ -	$ 16,406	$ 16,406	16,097
Federal Home Loan Mortgage Corporation	2,003	-	-	95	15,016	17,114	16,924
GNMA	-	-	-	1,023	67,477	68,500	67,445
Total mortgage-backed securities	$ 2,003	$ -	$ -	$ 1,118	$ 98,899	$102,020	$ 100,466
Weighted average yield	4.27%	-	-	3.44%	4.07%		

Sources of Funds. Our principal sources of funds are deposits, amortization and prepayment of loan principal, regular principal payments and maturities of investment and mortgage-backed securities, short-term investments such as federal funds, funds provided by operations, and borrowings.

Deposits. We offer a full range of customary deposit products, including demand deposit accounts, savings deposits, NOW and money market accounts, and time certificates of deposit. We rely primarily upon competitive pricing, direct customer contact and customer relationships to build our deposit base.

0046

General economic conditions, market interest rates and competitive pressures all have a significant effect on the flow of deposits. In addition to other banks, thrift institutions and credit unions that are our competitors offering federally-insured deposit accounts, there are also insurance companies and securities brokerage firms that offer products which have many of the same characteristics as bank deposits.

We seek to maintain a competitive edge by offering variable rate savings accounts which protect our customers against the risks associated with fluctuating interest rates. These accounts limit our exposure to interest rate risk during periods of declining interest rates because customers do not lock in higher rates, but the accounts may expose us to an increase in our cost of funds during periods of increasing interest rates.

As we discussed above, our most significant deposit product is our prime savings account, which is a day of deposit to day of withdrawal account with limited transaction privileges. The account currently pays a floating interest rate equal to one-half the prime rate. This rate is competitive with the rates offered by our more aggressive local and Internet competitors, and has therefore generated a substantial inflow of deposits. At December 31, 2003, prime savings deposits totaled $180.3 million, or 62.8% of total deposits, an increase of $115.7 million since year-end 2001.

From year-end 2001 to year-end 2003, we also experienced a $19.9 million increase in demand deposits and a $15.4 million increase in certificate of deposit accounts. The increase in demand deposits was a byproduct of our solicitation of demand deposit relationships to accompany our commercial lending activities. We seek demand deposits from customers because they provide a low cost funding source when compared with higher cost interest-bearing deposits. We also from time to time offer promotional rates on certificate of deposit accounts to lengthen the average maturity of our deposits and to lock in deposits at low rates.

The following table sets forth the dollar amount of deposits in the various types of deposit programs we offer at the dates indicated.

| | At December 31, | | | | | |
| | 2003 | | 2002 | | 2001 | |
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)					
Transaction and Savings Accounts:						
Demand Deposits	$ 44,383	15.45%	$ 32,200	16.41%	$ 24,480	18.76%
Prime Savings Deposits	180,283	62.77%	120,983	61.66%	64,587	49.49%
Other Savings and Passbook Accounts	13,809	4.81%	8,473	4.32%	7,902	6.06%
NOW Accounts	2,622	0.91%	2,330	1.19%	2,103	1.61%
Money Market Accounts	3,861	1.34%	1,853	0.94%	4,559	3.49%
Total Non-Certificates	244,958	85.28%	165,839	84.52%	103,631	79.41%
Certificates:						
0.00 - 3.00%	12,548	4.37%	11,848	6.04%	6,535	5.01%
3.01 - 4.00%	4,292	1.49%	1,677	0.85%	2,455	1.88%
4.01 - 5.00%	22,975	8.00%	13,917	7.09%	13,055	10.00%
5.01 - 6.00%	2,423	0.86%	2,916	1.50%	4,826	3.70%
Total Certificates	42,238	14.72%	30,358	15.48%	26,871	20.59%
Total Deposits	$ 287,196	100.00%	$ 196,197	100.00%	$ 130,502	100.00%

The following table shows rate and maturity information for our certificates of deposit at December 31, 2003.

	0.00-3.00%	3.01-4.00%	4.01-5.00%	5.01%-6.00%	Total	Percent of Total
	(Dollars in Thousands)					
Certificate accounts maturing in quarter ending:						
March 31, 2004	$ 4,853	$ -	$ 16	$ 99	$ 4,968	11.76%
June 30, 2004	3,162	100	123	-	3,385	8.01%
September 30, 2004	1,756	230	38	-	2,024	4.79%
December 31, 2004	1,541	6	-	-	1,547	3.66%
March 31, 2005	404	139	-	53	596	1.41%
June 30, 2005	126	26	-	61	213	0.50%
September 30, 2005	222	93	-	-	315	0.75%
December 31, 2005	160	14	-	4	178	0.42%
March 31, 2006	71	1	18	-	90	0.21%
June 30, 2006	176	-	20	-	196	0.46%
September 30, 2006	31	23	720	2,101	2,875	6.81%
December 31, 2006	-	7	7,271	107	7,385	17.48%
Thereafter	44	3,646	14,772	4	18,466	43.74%
Total	$ 12,546	$ 4,285	$ 22,978	$ 2,429	$ 42,238	100.00%
Percent of total	29.70%	10.14%	54.40%	5.76%	100.00%	

The following table indicates the amount of our certificates of deposit by time remaining to maturity at December 31, 2003.

	3 Months or Less		Over 3 to 6 Months		Over 6 to 12 Months		Over 12 Months		Total	
					(Dollars in Thousands)					
Certificates of deposit less than $100,000	$	1,148	$	2,105	$	2,929	$	22,010	$	28,192
Certificates of deposit $100,000 or more		3,820		1,280		649		8,297		14,046
Total certificates of deposit	$	4,968	$	3,385	$	3,578	$	30,307	$	42,238

Description of Our Property. We have a main office and four branches. We lease all of those locations. We believe that our current facilities are adequate for our operations, but we are seeking to expand one of our branches for training and back office space. We may, in the future, expand our branch network through the opening of new branches or the acquisition of existing branches from other institutions, although we currently have no plans to do so and we do not expect to use any portion of the proceeds of this offering for any such expansion.

Employees. At June 15, 2004, we had 48 full time employees and 10 part time employees. These employees include four executive officers and 13 other officers, all of whom are full time employees. The other staff members hold positions such as tellers, clerks, processors, receptionists and the like. Our employees are not represented by any collective bargaining unit.

0049

Management's Discussion and Analysis of Financial Condition and Results of Operations

General. Our results of operations are dependent primarily on our net interest income, which is the difference between the income we earn on our interest-earning assets, principally loans and securities, and our cost of funds, principally interest we pay on deposits. Results of operations are also positively affected, but to a lesser degree, by other income, principally service fees and charges on deposit accounts. The largest category of non-interest expense is salaries and employee benefits. Other significant items of non-interest expense include occupancy expense for our leased facilities and income tax expense.

The principal general factors that affected our financial condition and operations since the beginning of 2001 were the following:

- **Main Office Sale.** In 2001, we sold our main office in Carmel, including the deposits and most loans at that office, and relocated our main office to New York City. The sale reduced total assets by approximately $26 million and generated a pre-tax gain of $4,622,396 in 2001. After the sale, we concentrated on increasing our deposit base at our other offices and building up our loan portfolio.

- **Increase in Deposits.** We generated a dramatic increase in deposits since the office sale in 2001 due to aggressive marketing of our deposit programs, especially our prime savings deposit product. This product was priced competitively and our marketing of it after the sale of the Carmel office, coupled with the movement of money out of the stock market and into bank deposits in the past few years, provided substantial additional funds for us to invest. We actively sought these deposits because we believed that historically low interest rates gave us the opportunity to invest funds we obtained at low costs in higher yielding loans and investments. This increase in volume caused an increase in interest income.

- **Low Market Rates Causing a Decline in Yields.** The lowest market interest rate conditions in many years caused declines in the yields on our loans and other investments. These declines were greater than the declines in the rates we paid on deposits. Therefore, our spreads, representing the different between the average rate we earned on earning assets and the average rate we paid on liabilities, declined. This partially offset the positive effect of the increase in the volume of funds available to invest.

- **Change in the Mix Between Loans and Investment Securities.** The influx of deposits came faster than we could originate loans with the proceeds of those deposits because we did not compromise our underwriting standards and we continued to concentrate on adjustable rate and short term loans. Low market interest rates caused borrowers to seek long term, fixed rate loans in order to lock in low interest rates for long periods. However, we elected to continue not offering those types of loans because of their unacceptable interest sensitivity characteristics at a time when many experts are projecting an increase in market interest rates. Therefore, we invested a higher percentage of the increase in deposits in government and agency securities, which have lower yields than loans. Thus, we were not able to maximize interest income on the investment of the new funds. However, we worked aggressively to increase our loan portfolio, and by the end of 2003, our loan portfolio was 39% larger than at year-end 2002. We did this while continuing to focus on adjustable rate loans and short term fixed rate loans, which limit the adverse effects of an increase in market rates that many analysts believe will occur in the foreseeable future.

- **Reduced Gains on the Sale of Debt Securities.** With interest rates stabilizing at low levels in 2003, we did not have as many gains on the sales of securities as we had in 2002, when declining interest rates had increased the value of our securities portfolio.

Average Balances, Interest Rates and Yields. The following table presents, for the periods indicated, the dollar amount of interest income from average interest-earning assets and the interest expense on average interest-bearing liabilities, together with the resultant yields earned or rates paid. No tax-equivalent adjustments were made. Average balances are daily average balances. Non-accruing loans have been included in the table with interest earned on a cash basis only.

	2003			2002			2001		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest Earning Assets:									
Loans receivable	133,757	$8,207	6.14%	$108,144	$7,551	6.98%	$87,828	$7,909	9.01%
Investment securities	122,358	3,556	2.91%	53,543	1,959	3.66%	39,195	1,725	4.40%
Fed funds sold	11,444	117	1.02%	12,608	160	1.27%	6,170	224	3.63%
Interest earning deposits	1,247	18	1.44%	3,463	73	2.11%	721	39	5.41%
Total interest-earning assets	$268,806	$11,898	4.43%	$177,758	$9,743	5.48%	$133,914	$9,897	7.39%
Interest Bearing Liabilities:									
Savings deposits	$175,701	$3,837	2.18%	$100,841	$2,506	2.49%	$72,941	$2,619	3.59%
NOW and Money Market deposits	4,592	39	0.85%	4,963	$54	1.09%	8,117	161	1.98%
Certificate accounts	36,755	1,367	3.72%	26,926	$1,052	3.91%	19,128	884	4.62%
Borrowings	12,207	172	1.41%	9,751	$193	1.98%	4,297	183	4.26%
Total interest bearing liabilities	$229,255	$5,415	2.36%	$142,481	$3,805	2.67%	$104,483	$3,847	3.68%
Net interest income		$6,483			$5,938			$6,050	
Net interest rate spread			2.06%			2.81%			3.71%
Net earning assets	$39,551			$35,277			$29,431		
Net yield on average interest-earning assets			2.41%			3.34%			4.52%
Average interest-earning assets to average interest-bearing liabilities		117.25%			124.76%			128.17%	

39

Rate/Volume Analysis of Net Interest Income. One method of analyzing net interest income is to distinguish between changes due to changes in volume and changes due to changes in rate. For each category of interest-earning assets and interest-bearing liabilities, the following table sets forth the dollar amount of the change attributable to rate (i.e., changes in rate multiplied by prior period volume) and change attributable to volume (i.e., changes in volume multiplied by prior period rate). For the purposes of the table, we have allocated changes due to the combined effect of rate and volume proportionally to the two categories.

	Year Ended December 31,					
	2002 vs. 2003			2001 vs. 2002		
	Increase (Decrease) Due To:			Increase (Decrease) Due To:		
	Rate	Volume	Total	Rate	Volume	Total
Interest-earning Assets:	(In Thousands)					
Loans	$ (989)	$ 1,645	$ 656	$(1,979)	$ 1,620	$ (359)
Investment Securities	(474)	2,071	1,597	(325)	559	234
Fed Funds Sold	(29)	(14)	(43)	(204)	140	(64)
Interest earning deposits	(18)	(37)	(55)	(36)	70	34
Total interest-earning assets	(1,511)	3,666	2,155	(2,544)	2,390	(154)
Interest-bearing Liabilities:						
Savings Deposits	(335)	1,667	1,332	(944)	831	(113)
Now and Money Market	(11)	(4)	(15)	(58)	(49)	(107)
Certificates of Deposit	(53)	368	315	(152)	320	168
Borrowings	(63)	42	(21)	(135)	145	10
Total interest-bearing liabilities	(462)	2,073	1,611	(1,288)	1,246	(42)
Net change in net interest income	$(1,048)	$ 1,592	$ 544	$(1,256)	$ 1,144	$ (112)

Asset/Liability Management.

It is our policy to seek to limit the adverse effects of interest rate fluctuations by investing available funds principally in assets that either have adjustable interest rates or short terms to maturity. Most of our loans are adjustable rate loans with interest rates tied to the prime rate or, occasionally, other interest rate indexes. We also make fixed rate loans, but these loans have terms that in most cases do not exceed five years. We rarely make long term fixed rate loans for portfolio investment and they represent only a small percentage of our loan portfolio.

The following table sets forth our estimate of when the yields earned and rates paid on our assets and liabilities will react to future changes in interest rates, known as interest rate sensitivity. The table is based upon assumptions that we believe to be accurate regarding the term to maturity or repricing of our assets and liabilities. However, in many cases, the repricing of assets and liabilities is discretionary with our customers. For example, customers may voluntarily prepay a loan or shift a savings deposit into a higher rate time deposit. Assumptions regarding loan repayments and deposit turnover may not be born out. Therefore, our assets and liabilities may not react to market interest rate changes in the manner we estimate in the following table. Furthermore, the table shows only when an asset or liability is estimated to reprice, but does not show how much of an adjustment will occur. The interest rate on an asset or liability, even if rate sensitive, may not adjust the same number of basis

points as a market interest rate indicator. In addition, in periods of rapidly rising interest rates, increases in borrower default rates caused by higher payment obligations on adjustable rate loans could adversely affect net interest income.

We evaluate interest rate sensitivity by analyzing the difference, known as a gap, between the volume of interest-earning assets and the volume of interest-bearing liabilities that we estimate will mature or reprice within a specified time period. A financial institution is said to have a positive gap for a given period if more of its assets than its liabilities are estimated to mature or reprice during the period, while it is said to have a negative gap if the reverse is true. As shown in the following table, during the initial three and six month periods after a change in interest rates, we estimate that more of our liabilities than our assets will mature or reprice. This is because our prime savings deposits, which are our largest deposit category, have interest rates that adjust immediately upon a change in the prime rate. We have also assumed that all other deposit types with discretionary repricing, such as regular savings accounts and money market accounts, will reprice immediately upon a change in market interest rates. However, we estimate that if gap is analyzed over a one year time frame, our gap would be positive, principally because such a high portion of our loans and securities have adjustable interest rates.

	At December 31, 2003					
	Assets and Liabilities Estimated to Mature or Reprice in:					
	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to One Year	Over 1 Year to 3 Years	Over 3 Years to 5 Years	Over 5 Years	Total
			(Dollars in Thousands)				
Interest-Earning Assets							
Federal funds sold and money market investments	$ 2,994	$ -	$ -	$ -	$ -	$ -	$ 2,994
Investment and mortgage-backed securities	10,802	26,141	66,504	34,079	5,492	99	143,117
Commercial and commercial mortgage loans	121,779	3,321	4,229	11,872	14,489	2,839	158,529
Installment loans and lines of credit	1,078	-	447	-	-	-	1,525
Other mortgage loans	2,000	-	-	-	-	-	2,000
Total for period	138,653	29,462	71,180	45,951	19,981	2,938	308,165
Cumulative total	138,653	168,115	239,295	285,246	305,227	308,165	
Interest-bearing Liabilities							
Certificates of deposit	5,081	3,372	2,996	12,824	17,965	-	42,238
Money market accounts	3,860	-	-	-	-	-	3,860
NOW	2,622	-	-	-	-	-	2,622
Savings	194,092	-	-	-	-	-	194,092
Borrowed funds	16,500	-	-	-	-	-	16,500
Total for period	222,155	3,372	2,996	12,824	17,965	-	$ 259,312
Cumulative total	222,155	225,527	228,523	241,347	259,312	259,312	
Interest Sensitivity Gap	$(83,502)	$ 26,090	$ 68,184	$ 33,127	$ 2,016	$ 2,938	
Cumulative Interest Sensitivity Gap	$(83,502)	$(57,412)	$ 10,772	$ 43,899	$ 45,915	$ 48,853	
Cumulative Interest Sensitivity Gap as a Percentage of Total Assets	(26.06)%	(17.92)%	3.36%	13.70%	14.33%	15.25%	
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	(27.10)%	(18.63)%	3.50%	14.25%	14.90%	15.85%	
Cumulative net interest-earning assets as a percentage of cumulative interest-bearing liabilities	62.41%	74.54%	104.71%	118.19%	117.71%	118.84%	

Balance Sheet Comparison Between December 31, 2002 and 2003.

Our total assets were $320.5 million at year-end 2003, compared to $216.9 million at year end 2002, an increase of 47.8%. This increase in assets was driven by an increase in deposits, which we sought in order to leverage our capital and increase the funds we had available to invest. The $103.6

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million increase in total assets was more than the $91.0 million increase in deposits because we also funded some of our increase in assets through an $11.5 million increase in borrowings. We undertook the borrowings to invest in government agency securities.

The principal asset categories that increased during 2003 were loans, which increased by $45.4 million, or 38.6%, and investment securities, which increased by $83.4 million, or 139.5%. These increases were partially offset by a decline of $25.2 million, or 89.4%, decline in overnight federal funds sold, as we sought to minimize the funds we had invested in those categories because of the extremely low rates we were able to earn on them. Our increase in loans was in multi-family and commercial mortgage loans, which increased by $40.4 million, or 19.4%. In general, our consumer loan categories declined, as we continued to de-emphasize consumer lending. We increased our portfolio of commercial and industrial non-mortgage loans at a more moderate rate, because although they provide higher yields than other loans and investments, they present greater risks, especially in an uncertain economic climate.

As we have noted, deposits increased, principally prime savings deposits. Prime savings deposits increased $59.3 million, or 49.0%, from year-end 2002 to year-end 2003, accounting for 49% of our deposit increase during 2003. We also experienced an increase in demand deposits of $12.2 million, or 37.8%, and time deposits of $11.8 million, or 38.8%, during 2003. Demand deposits increased due to our efforts to increase zero cost funding sources. We intend to continue our efforts to attract non-interest bearing demand deposits, but there can be no assurance that we will be able to do so. Time deposits increased as a result of special promotional efforts on long term deposits in an effort to lock in interest rates on long term deposits at a time of historically low market interest rates.

Income Statement Comparison Between 2002 and 2003

General. Our net income was $707,000 in 2003 compared to $1,656,000 in 2002, a decrease of 57.3%. Income before taxes declined from $2,075,000 to $1,110,000. The principal reason for the decline was a $1,109,000, or 62.8%, decline in gains on sales of securities. We showed a $531,000, or 9.0%, improvement in net interest income after the provision for loan losses and a $157,000, or 20.2%, increase in service charge income on customer accounts, which partially offset the decline in the gain on sales of securities. We also experienced a $607,000, or 9.4%, increase in operating expenses due principally to an increase in salaries and benefits expense. We discuss each of these and other contributors to the change in net income from 2002 to 2003 in the following paragraphs.

Interest Income. Our total interest income increased $2,156,000, or 21.8%, from $9,742,000 in 2002 to $11,898,000 in 2003. The increase occurred because we increased the dollar amount of interest-earning assets we had, which increase was partially offset by a decline in the yields we earned on those assets.

Our strategy to grow our franchise by competing aggressively for deposits gave us the funds to invest in additional interest-earning assets. We then worked to invest those funds in loans as rapidly as we were able to find prudent loan opportunities. We invested funds that we could not lend in debt securities. In the aggregate, we increased our level of average interest-earning assets by 51.1%, from $177.8 million in 2002 to $268.8 million in 2003. We estimate that our increase in the volume of average interest-earning assets resulted in a $3,666,000 increase in our interest income.

However, we did this at a time of declining market interest rates, which caused a decline in the yields we earned on our assets. The average yield on our loans declined 85 basis points because most of our loan portfolio consists of loans with adjustable interest rates and, as market rates declined, so did our loan yields. The prime interest rate, which is the index we use for most of our

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loans, was at 4.75% for most of 2002, declining to 4.25% in November 2002 and then to 4.00% in June 2003. In addition, competitive pressures and the need to reinvest the proceeds of our increased deposits also caused us to offer more competitive rates on our new loan originations.

We experienced a similar decline in the average yield on our investment securities portfolio, which dropped 78 basis points from 2002 to 2003. This decline was caused by the combined effect of a decline in the rates we earned on existing investments, some of which had adjustable rates, and a decline in the average yields we were able to obtain on new purchases of debt securities.

The overall yield on our average interest earning assets declined 107 basis points from 2002 to 2003. This decline was greater than the decline in the average yield on either loans or investment securities because from 2002 to 2003 we also experienced a shift in the mix of our assets. Loans, our highest yielding asset category, represented 61% of our total interest-earning assets in 2002, while in 2003 they represented only 50%. In contrast, debt securities, which have lower yields, increased from 30% of average interest-earning assets in 2002 to 45% in 2003. This shift in mix occurred because the inflow of deposits giving us funds to invest occurred at a quicker rate than we were able to reinvest those funds in loans because competitive pressures, customer preferences and low interest rates made it more difficult to originate loans which satisfied our portfolio investment objectives – adjustable rate or short term commercial mortgage loans.

We estimate that the decline in the average yield we were able to earn on our assets caused a $1,511,000 reduction in interest income. This, combined with the $3,666,000 increase caused by the increase in volume, resulted in the $2,156,000 increase in gross interest income.

Interest Expense. Our total interest expense increased $1,610,000, or 42.3%, from $3,805,000 in 2002 to $5,415,000 in 2003. This increase occurred due to the substantial increase in the volume of our deposits as we implemented our strategy to grow the size of our bank and increase the level of funds we had available for investment. As in the case of our loans and investments, the declining market interest rate conditions also caused a decline in our cost of funds, which partially offset the increase in interest expense caused by the increase in volume.

The average volume of interest-bearing liabilities increased $86.8 million from $142.5 million in 2002 to $229.3 million in 2003. Most of this increase was in our prime savings deposit program, with the average balance of savings accounts, consisting primarily of the prime savings product, increasing $74.9 million, or 74.2%, from 2002 to 2003. The rest of the increase in average volume was almost entirely in certificate of deposit accounts, which increased $9.8 million, or 36.5%. Savings deposits represented 77% of our average interest-bearing liabilities during 2003, up from 71% in 2002.

For many other banks, certificates of deposit represent a higher percentage of total deposits because of their relatively high yields. However, our attractive pricing of the prime savings product made prime savings a preferred alternative for many of our customers. This has advantages in a level or declining interest rate market because the prime savings program is interest sensitive. However, an increase in market rates could increase our cost of funds faster than at other banks because so much of our deposit base is interest sensitive. On the other hand, we also have a large portfolio of interest sensitive loans with interest rates based on the prime rate. The rate we earn on these loans increases by one percent for each one percent increase in the prime rate, while the rate we pay on our prime savings deposits increases by only one-half of one percent for each on percent increase in the prime rate. Therefore, we anticipate that an increase in market interest rates will increase our net interest income.

We also increased our borrowings in 2003 over 2002 by an average of $2.5 million, or 25.2%. We undertook borrowings in 2003 to fund the purchase of government agency investment securities at a positive spread using the proceeds of borrowings with similar repricing characteristics as the bonds.

The average cost of our savings deposit programs declined 30 basis points from 2002 to 2003, primarily as a result of the declining prime rate, which caused a direct decline in the rate we paid on prime savings. In addition, effective September 22, 2003, we adjusted the pricing of our prime savings product to reduce the rate we paid on it from one-half the prime rate plus 25 basis points, to one-half the prime rate without an additional margin. This also served to decrease the average cost of funds on the prime savings product.

The cost of other deposits and borrowings also declined from 2002 to 2003 as the result of declines in market interest rates. Our overall average cost of funds declined 31 basis points, which we attribute to the decline in the prime rate and other market interest rate indicators from the beginning of 2002 through most of 2003. We estimate that the decline in our average cost of funds caused a $461,000 decline in our interest cost, compared to a $2,072,000 increase in interest cost due to the increase in the volume of interest-bearing liabilities. These two factors combined to cause a $1,611,000 increase in interest expense.

Net Interest Income. Our net interest income increased $545,000, or 9.2%, from 2002 to 2003, due to the combined effect of the $2,155,000 increase in interest income and the lesser $1,611,000 increase in interest expense as discussed above. Our spread, representing the difference between our average yield on interest-earning assets and our average cost of funds, declined 76 basis points, from 2.81% in 2002 to 2.05% in 2003, because our average cost of funds declined more slowly than our average asset yields. As the prime rate declined during 2002 and 2003, the yields on our prime-sensitive loans tended to decline by the same number of basis points as the decline in the prime rate. However, the rate we pay on our prime savings deposits, which is based on one-half the prime rate, declined only half the number of basis points as the decline in the prime rate, until we reduced the rate on the program by an additional 25 basis points in September 2003. In addition, market rates were so low in 2003 that there was a limit to how much we could reduce our rates on other deposit programs without risking substantial customer dissatisfaction.

Our net interest margin, representing the net yield on our average interest-earning assets, declined 94 basis points from 2002 to 2003. This decline was greater than the 76 basis point decline in our spread for two reasons. First, as total assets grew, our zero cost funding sources - capital and demand deposits – declined as a percentage of our total funding sources. Second, as the yields we earned declined, our earnings on assets funded with the zero cost funding sources declined, while the cost of those funding sources remained at zero, so there was no decline in costs to offset a decline in yields.

Provision for loan losses. Our provision for loan losses increased 25%, from $60,000 in 2002 to $75,000 in 2003. The increase was generally the result of an increase in our loan portfolio. However, substantially all of the increase was in the category of commercial mortgage loans, which tend to have less risk characteristics than commercial and industrial non-mortgage loans, which are our second largest loan category. Commercial mortgage loans increased by 61.5%, from $76.0 million to $122.8 million, while commercial and industrial non-mortgage loans increased 11.6%, from $35.4 million to $39.5 million. Our allowance for loan losses increased from $755,000 at year end 2002 to $852,000 at year end 2003, a 12.8% increase. The increase in the allowance exceeded the provision for loan losses because our recoveries of loans previously charged off exceeded new charge offs during 2003. Although we experienced an increase in loan delinquencies during 2003,

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this was primarily two lending relationships with strong collateral coverage by real estate mortgages, so they do not require a corresponding increase in the allowance for loan losses.

Non-interest income. Our non-interest income decreased by 33.3% from $2,672,000 in 2002 to $1,783,000 in 2003. The $889,000 decline was caused entirely by a $1,109,000, or 62.8%, decline in gains on sales of securities, partially offset by improvements in other categories of non-interest income. Our gains on sales of securities are gains on the sale of debt securities. Gains are sometimes available when market interest rates decline because securities purchased in prior periods with higher yields increase in value, allowing us to sell them at a premium. The decline in market rates during 2002 was more dramatic than the decline in early 2003, and during the latter part of 2003 market rates fluctuated up and down, without remaining on a constant downward trend. Therefore, there were fewer opportunities for gains in 2003.

Partially offsetting the lack of securities gains was a $162,000, or 20.2%, increase in service charges, principally representing service charges on deposit accounts as our efforts to grow our franchise caused an increase the number of deposit accounts we maintained. We also had a $101,000 improvement in the contribution of Country Bank's insurance brokerage subsidiary, which brokers the sale of life insurance and similar insurance products through a joint venture with an independent insurance agent. The subsidiary had a net loss of $ 53,700 in 2002 due to start up expenses and net income of $47,600 in 2003.

Non-interest expense. Non-interest expense increased $607,000, or 9.3%, from 2002 to 2003. The increase consisted primarily of a $482,000, or 14.8%, increase in salaries and benefits expense due to normal salary increases plus additional staffing of our loan department. We increased our loan staffing to facilitate an increase in loan originations so that we could deploy the additional funds from our increase in deposits. We had an $87,000, or 21.5%, decrease in data processing fees as we converted some outside consulting services to in house staffing. We experienced increases in other classes of non-interest expense due to growth in assets and deposits, combined with the need to service that growth.

Income taxes. Income taxes remained almost constant from 2002 to 2003 despite the decline in pre-tax income. We had more tax-exempt municipal bond investments in 2002 than in 2003 because better yields in 2002 justified a higher level of municipal bond investments. In addition, we had more loans in New York City in 2003 than in 2002, which caused an increase in New York City corporate income taxes in 2003.

Income Statement Comparison Between 2001 and 2002

General. Our net income was $1,656,000 in 2002 compared to $3,100,000 in 2001, a decrease of 46.6%. Income before taxes declined 60.8%, from $5,298,000 in 2001 to $2,075,000 in 2002. The principal reason for the decline was that in 2001 we sold our main office in Carmel and the related banking business, realizing a gain of $4,622,396 on the sale. We undertook the sale primarily to concentrate our efforts closer to New York City and because the sale generated a gain, thus increasing capital, which we could then leverage with an increase in interest-earning assets. Initially, the sale reduced our total assets while increasing capital. After the sale, we worked to increase our deposits at our remaining offices to provide funds for additional loans and other income. Although we were able to do this, interest rates declined so dramatically during 2001 (the prime rate was 9.50% on January 1, declining to 4.75% by December 31) that a decline in yields offset the positive effects of the increase in volume that we worked to achieve.

Interest Income. Our total interest income declined 1.6%, from $9,897,000 for 2001 to $9,742,000 for 2002, despite a 33.5% increase in average interest-earning assets to $133.9 million in 2001 from $177.8 million in 2002. The reason for the decline was that the average yield we earned on interest-earning assets declined 191 basis points from 7.39% in 2001 to $5.48% in 2002, due primarily to the effect that the decline in market interest rates had on our loan portfolio. New loans were originated at lower rates and the rates on existing adjustable rate loans declined. The yields on other asset categories, including investments, federal funds sold and deposits with other banks also declined from 2001 to 2002 to reflect the decline in market interest rates.

We also experienced a shift in the mix of our assets as loans declined as a percentage of our portfolio from an average of 65.6% in 2001 to 60.8% in 2002. This occurred because we sold loans as part of the Carmel office sale and it took time for us to originate sufficient loans to bring our loan portfolio back to pre-sale levels. Since loans are our highest yielding asset category, the shift in mix contributed to the decline in average yield.

We estimate the 191 basis point decline in average yield caused a $2,544,000 decline in interest income. This decline was substantially, but not totally, offset by a $2,390,000 increase due to the increase in the volume of interest-earning assets as we worked to leverage our capital.

Interest Expense. Our total interest expense declined $42,000, or 1.1%, from $3,847,000 in 2001 to $3,805,000 in 2002. The decline occurred for much the same reasons as the decline in interest income. Our cost of funds declined by 101 basis points from 3.68% in 2001 to 2.67% in 2002, reflecting the decline in market interest rates. The decline in the cost of funds was less than the 191 basis point decline in the average yield for a number of reasons. The rate on our prime savings product declines only 50 basis points for each 100 basis point decline in the prime rate, while the interest rate on prime-based loans, in many cases, declines by the full 100 basis points. In addition, we believe that there was a limit to how much we could drop the interest rates on our deposit products as those rates approached zero, beyond which we risked alienating our customers and creating long term damage to our business. We estimate that the decline in rates we paid on deposits and borrowings caused a $1,288,000 decline in interest expense.

At the same time that our cost of funds was declining, we worked to increase our deposit base. We wanted to provide additional funds for investment and we also believed that the low market rates, which gradually declined to levels that had not been seen in many years, provided an opportunity to develop long term customer relationships. Therefore, we promoted our prime savings program, with prime-based pricing that had become advantageous to customers as rates dropped. The average balance of all of our deposit categories increased, except for money market and now accounts, which declined, we believe, because the rates on those accounts were not competitive when compared with the rates we offered on other types of deposits.

We also increased our borrowings in 2002 over 2001 by an average of $5.5 million, or 127%. The 2001 borrowings were undertaken to fund the transfer of deposits when we sold our Carmel office, while the 2002 borrowings were undertaken to fund investments in agency securities.

As a result, we were able to increase our average balance of interest-bearing liabilities 36.4%, from $104.5 million in 2001 to $142.5 million in 2002. We estimate that the increase in the average balance of interest-bearing liabilities caused a $1,246,000 increase in our cost of funds, which substantially offset the estimated $1,288,000 decline caused by the decline in rates.

Net Interest Income. Our net interest income decreased by $144,000, or 1.9%, from 2001 to 2002, as the result of the combined effect of the decrease in interest income and the lesser decrease

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in interest expense discussed above. Our spread, representing the difference between our average yield on interest-earning assets and our average cost of funds, declined 90 basis points, from 3.71% in 2001 to 2.81% in 2002. As we have discussed above, the yields on our prime-sensitive loans tended to decline by a greater number of basis points than the decline in our average cost of funds, hence the spread reduction.

Our net interest margin, representing the net yield on our average interest-earning assets, declined 118 basis points from 2001 to 2002. As was the case with the decline from 2002 to 2003, our zero cost funding sources represented a lower percentage of our total funding sources in 2002 than in 2001. In addition, as market rates declined, our earnings on the investment of the proceeds of those zero cost funding sources declined, while the cost remained at zero.

Provision for Loan Losses. Our provision for loan losses decreased 80%, from $300,000 in 2001 to $60,000 in 2002. The decrease was generally the result of an improvement in loan delinquencies. Our allowance for loan losses decreased 9.3%, from $788,000 in 2001 to $715,000 in 2002. Management determined that a decrease in the allowance was appropriate because loans past due 90 days or more declined 91.1%, from $629,000 at year end 2001 to $56,000 at year end 2002.

Non-interest Income. Our non-interest income decreased 55.0%, from $5,944,000 in 2001 to $2,672,000 in 2002. The principal reason for the decline is that non-interest income in 2001 included $4,622,396 of income from the sale of our Carmel office including the sale of the building, the banking business and related loans. This was partially offset by a $1.4 million increase in gains on sales of securities during 2002, more than three times the level in 2001, as declining interest rates resulted in an increase in the value of our securities portfolio. We elected to realize the benefits of that increase in value through sales of the securities, which resulted in an increase in non-interest income.

Non-interest Expense. Non-interest expense increased $77,000, or less than 1%, from 2001 to 2002. The Carmel office sale in 2001 reduced occupancy expense and other expenses associated with operating the Carmel office. This substantially offset other normal year to year increase in non-interest expense categories.

Income taxes. Income taxes declined from $2,198,000 in 2001 to $420,000 in 2002, principally because of the income tax consequences of the Carmel branch sale, which we recognized in 2001.

Off-Balance Sheet Arrangements

Country Bank enters into arrangements with off-balance sheet risk in the normal course of its lending operations. These arrangements primarily include commitments to make loans and, to a lesser degree, standby and documentary letters of credit. These arrangements involve credit risks and, as a result, we consider the amount of such arrangements in determining the adequacy of our allowance for loan losses. These arrangements may also involve interest rate risk, but in most cases the interest rate that will apply to any funds advanced in the future on account of the arrangement is based upon market rates at the time of the advance, to be adjusted thereafter as market rates may change. Therefore, the interest rate risk of such arrangements is not significant.

Commitments to make loans are agreements to lend money to a customer in the future, either in the form of a loan that has not yet closed or a future advance on a loan that has closed but is not fully advanced. We generally earn a fee upon the issuance of the commitment. If the loan is consummated, then the fee is recognized over the term of the loan as a yield adjustment. If the

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commitment expires without renewal or extension, we recognize the fee at that time. We fund our obligations under outstanding commitments with funds generated by our normal operations, such as repayments of outstanding loans, payments on securities investments, the sale of securities held as available for sale, borrowings, and deposit inflows, Since some commitments expire without being drawn upon, the total amount of outstanding commitments does not necessarily represent future cash requirements. Prior to issuing a commitment, Country Bank evaluates the customer's creditworthiness. Depending upon the nature of the loan and the credit worthiness of the borrower, the bank may require collateral, personal guaranties, or other enhancements to reduce the risks associated with the extension of credit. At December 31, 2003 and 2002, commitments to originate loans and commitments under unused lines of credit for which the bank was obligated to make future advances amounted to approximately $12.4 million and $11.8 million, respectively. These amounts fluctuate regularly as existing commitments are converted into loans and new commitments are issued.

Letters of credit are conditional commitments issued by the Bank guaranteeing payments of drafts in accordance with the terms of the letter of credit agreements. Letters of credit are used to facilitate payments for goods or to guaranty the performance of other contract obligations. The Bank uses the same credit policies in issuing letters of credit as it does for on-balance sheet instruments. Collateral may be required based upon management's evaluation of the creditworthiness of its customer. The credit risk involved in issuing a letter of credit is substantially the same as that involved in extending a loan to the customer. Most letters of credit expire within one year. Management does not anticipate any material losses as a result of these transactions. At December 31, 2003 and 2002, the Bank had letters of credit outstanding of approximately $940,000 and $875,000, respectively.

The Company is also obligated under various leases covering certain equipment, branches, office space and the land on which its head office is built. The minimum payments under these leases, certain of which contain escalation clauses and renewal options, are as follows: $773,000 in 2004; $790,000 in 2005; $733,000 in 2006; $697,000 in 2007; and $ 702,000 in 2008.

Liquidity and Capital Resources.

The FDIC requires that all FDIC-insured institutions, such as Country Bank, maintain minimum capital ratios. The Federal Reserve Board of Governors, as the federal financial institution regulator for bank holding companies, also requires that Country Bank Holding Company, Inc., as a bank holding company, maintain comparable capital ratios. FDIC regulations provide that the highest rated institutions, if they are not anticipating or experiencing any significant growth, must maintain a minimum leverage capital ratio of core capital to total assets of at least 3%. For other institutions, the leverage ratio must be at least 4% to be classified as adequately capitalized. The FDIC also requires that in order to be adequately capitalized, institutions must maintain a core (Tier I) risk based capital ratio, representing the ratio of qualifying capital to risk-weighted assets, of at least 4%, and a total risk-based capital ratio of at least 8%. The risk based capital ratio is calculated by applying percentage risk weights established by federal regulators to different classes of assets, and certain off-balance sheet risks. In order to be classified as well-capitalized, the minimum capital ratios are a leverage ratio of 5%, a Tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of 10%. The Federal Reserve capital requirements for bank holding companies are substantially the same.

The regulations require that capital ratios be measured on a quarterly basis. Country Bank had met the requirements to be classified as well-capitalized each quarter since the FDIC implemented that classification in 1992, through the quarter ended June 30, 2003. For the quarter ended September 30, 2003, its leverage ratio was 4.73%, so it was classified as adequately capitalized for that quarter. For the quarter ended December 31, 2003, as a result of efforts to control growth and the sale of stock to

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directors to raise capital, Country Bank was able to increase its leverage capital ratio to 5.00% and again satisfied the FDIC capital standards for a "well capitalized" institution. At December 31, 2003, Country Bank's leverage capital ratio was 5.00%, its Tier 1 risk based capital ratio was 10.00% and its total risk based capital ratio was 10.54%.

The leverage capital ratio requirement directly affects growth because an increase in total assets, without a corresponding increase in capital, causes a decline in the leverage ratio. The risk based capital ratio also has an effect on profitability. Commercial mortgage loans have higher yields than government agency securities, but they also have higher risk weights. For example, a Fannie Mae bond has a 20% risk weight while a commercial mortgage loan has a 100% risk weight. Thus, the amount of capital necessary to support a commercial mortgage loan is five times the amount necessary to support an investment in a Fannie Mae bond. Therefore, reinvesting the cash flows from securities investments into loans can only occur if we have the sufficient capital to support the higher risks of making the loans.

We seek to maintain liquidity at levels that we believe will be sufficient to satisfy normal funding requirements and unanticipated deposit flows. However, due to the low yields normally earned on liquid assets, we seek to maintain liquidity at as low a level as possible. We maintain a borrowing line of credit with the Federal Home Loan Bank of New York as an additional source of liquidity to protect against the potential adverse consequences of maintaining a low level of liquid assets. In addition, at December 31, 2003, most of our investment securities portfolio consisted of U.S. government and agency debt securities that can be pledged as collateral for loans if additional liquidity is required.

Our primary use of cash is to make new loans and purchase securities for interest income. In 2003, we purchased $85.0 million of securities that we classified as available for sale and $144.8 million of securities that we classified as held to maturity. In addition, we increased our loan portfolio, net, by $45.4 million. We funded these purchases and loan originations with the proceeds from a number of different activities, primarily including $91.0 million representing the net increase in deposits, $120.8 million representing proceeds from the sale of securities available for sale, $25.3 million of proceeds from principal payments on securities held to maturity and $25.2 million representing a decrease in federal funds sold and $11.5 million of net new borrowings. As noted elsewhere, the increase in loans was a direct result of our efforts to increase our loan portfolio because loans have higher yields than securities. We invested other available funds in debt securities as a source of interest income. We exerted efforts to decrease our investments in the overnight federal funds market because those investments generally have lower yields when compared to other investment alternatives.

Country Bank is required under the regulations of the Federal Reserve to maintain reserves against its transaction accounts, principally demand deposits and NOW accounts. Country Bank is generally able to satisfy its reserve requirements principally through normal levels of cash on hand, so the need to maintain non-interest bearing reserve deposits does not materially adversely affect earnings.

Legal Proceedings.

In the ordinary course of its business, we may become involved in litigation to collect loans in default, or to foreclose on collateral given for such loans. In addition, also in the ordinary course of business, claims may be asserted against us in such litigation, or we may become a defendant in legal proceedings. It is the opinion of management, after consulting with counsel, that the resolution of any pending proceedings should not have a material effect on our condition or results of operations.

0061

Our Management and Board of Directors

We have fourteen directors. The directors are divided into three classes, with staggered terms of three years each. Two classes have five members and one class has four members. The following is biographical and other information about our directors. All of the directors have been directors of Country Bank Holding Company since June of 2003, when we were formed to complete the holding company reorganization for Country Bank. The composition of the Board of Directors of Country Bank Holding Company, Inc. and Country Bank are identical. For the purposes of the information provided below, tenure as a director includes tenure as a director of Country Bank prior to our formation as the holding company for Country Bank. The occupation shown in the table below represents the occupation of the named individual for at least the past five years.

Name	Term Expires	Director Since	Occupation
Judith A. Aydelott	2006	1988	Attorney and partner in the firm of Westerman Hamilton Sheehy Aydelott & Keenan, LLP and predecessor firms since 1984
William J. Burke	2005	1994	President, Country Bank. Mr. Burke has been with Country Bank since 1994.
Bryan O. Colley	2005	1988	Principal of The Colley Group, the owner and operator of numerous restaurants, since 1986.
Vincent J. Dougherty	2004	1994	Semi-retired certified public accountant since 2003, formerly Treasurer & CFO, Christian Brothers Institute, 1990 to 2003.
John G. Flynn	2006	1999	General Manager of The Sky Club, New York, a private membership dining facility, since 1992.
Paul Fornaby	2004	2001	Managing Director, Country Bank, since 1997.
Patricia M. MacGillivray	2005	1999	Homemaker
Regina C. Morini	2006	1989	Member, Putnam County Board of Legislators, since 1990. Also, independent title insurance closer since 1990.
Carolyn T. Murphy	2005	2002	Global Account Manager, Worldcom, since May 1999.
JoAnn M. Murphy	2006	1992	President and owner of Ellinghouse & Stacy, Inc., a real estate brokerage firm, since 1974. Vice Chair of the Board of Directors, Country Bank, since 1992.
Joseph M. Murphy	2005	1988	Chairman of the Board, Country Bank, since 1998. Certified public accountant. Director of Delta and Pine Land Company, a company traded on the NYSE, since 1992.
Joseph M. Murphy, Jr.	2004	1995	Executive Vice President, Country Bank, since 1997.

Name	Year	Year	Occupation
Mary J. Murphy	2006	2003	Homemaker, part time library consultant, Pepsico, 2/2002 through 11/2003.
Richard C. Petriccione	2004	1999	Vice President for Advancement and External Affairs, formerly Athletic Director, Iona College, since 1981.

Patricia MacGillivray, Carolyn T. Murphy, Joseph M. Murphy, Jr. and Mary J. Murphy are children of JoAnn M. Murphy and Joseph M. Murphy.

Security Ownership of Management

The following table sets forth the beneficial ownership of our stock as of the date of this offering circular by directors and executive officers. To the best of our knowledge, no person other than our directors or officers named in the following table owns beneficially 5% or more of our stock.

Name	Number of Shares Owned	Percent of Shares Outstanding
Judith A. Aydelott, 222 Bloomingdale Road, White Plains, NY 10605(1)	24	1.50%
William J. Burke, 200 East 42nd Street, ninth floor, New York, NY 10017 (2)	35	2.20%
Bryan O. Colley, 4 Front Street, Croton Falls, New York 10519	26	1.63%
Vincent J. Dougherty, 102 Kemeys Cove, Briarcliff, NY 10510	10	*
John G. Flynn, c/o The Sky Club, 200 Park Avenue, New York, NY 10166	1	*
Paul Fornaby, 200 East 42nd Street, ninth floor, New York, NY 10017 (3)	65	4.08%
Patricia M. MacGillivray, 22 Hunter Drive, Eastchester, NY 10709 (4)	32	2.01%
Regina C. Morini, 40 Gleneida Ave., Carmel, NY 10512	23	1.44%
Carolyn T. Murphy, 200 Park Avenue, 6th floor, New York, NY 10166 (5)	18	1.13%
JoAnn M. Murphy, 200 East 42nd Street, ninth floor, New York, NY 10017 (6)	661	41.52%
Joseph M. Murphy, 200 East 42nd Street, ninth floor, New York, NY 10017	0	*
Joseph M. Murphy, Jr., 200 East 42nd Street, ninth floor, New York, NY 10017 (7)	149	9.36%
Mary J. Murphy, 81 Runyon Place, Scarsdale, NY 10583 (8)	23	1.44%
Richard C. Petriccione, 715 North Avenue, New Rochelle, NY 10801	0	*
Mario Pastorino 200 East 42nd Street, ninth floor, New York, NY 10017	2	*
All 15 directors and executive officers as a group	1,086	68.2%

* - Less than 1%.

1. Includes 1 share in her Individual Retirement Account and 15 shares in her husband's Individual Retirement Account.
2. Includes 10 shares held as custodian for his children and 7 shares owned by his wife.
3. Includes 9 shares owned by a business entity controlled by Mr. Fornaby.
4. Includes 16 shares held as custodian for her children and 6 shares held in her Individual Retirement Account.
5. Includes 5 shares held in her Individual Retirement Account.
6. Includes 97 shares held in her Individual Retirement Account.
7. Includes 16 shares held as custodian for his children and 75 shares held by Wayside Associates, of which he is a general partner.
8. Includes 5 shares held as custodian for her children.

0063

Transactions with Directors and Officers and Their Related Interests

Some of our directors and officers and some of the corporations and firms with which they are associated have loans from Country Bank or are banking customers of Country Bank. None of them have any loans directly from Country Bank Holding Company, Inc. Some of these individuals, corporations and firms will continue to be customers of, or indebted to, the bank on a similar basis in the future. All loans extended to such individuals, corporations and firms were made in the ordinary course of business, did not involve more than normal risk of collectibility or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions by Country Bank with unaffiliated persons. The Board of Directors of Country Bank approves all such loans in advance.

As discussed above, Country Bank brokered one loan to ValueXpress LLC and ValueXpress LLC brokered three loans to Country Bank in 2003. There was no such loan brokerage in 2002 or 2001. The transactions occurred when either company had the opportunity to act as a mortgage broker on a loan for a customer that did not fit its own needs but fit the needs of the other company. JoAnn M. Murphy, who controls Country Bank Holding Company, Inc., owns 60% of ValueXpress and other members of her family who are also on our board of directors own an additional 11.9%. In 2003, Country Bank had revenues of $30,000 from originating loans for ValueXpress LLC, representing less than 1% of Country Bank's revenues, and ValueXpress LLC had revenues of $85,000 from originating loans for Country Bank, representing less than 4% of ValueXpress's revenues, of which Country Bank paid $20,000 and borrowers paid $65,000. In addition, ValueXpress occupies excess office space at Country Bank's main office and pays Country Bank rent at the current annual rate of $78,000 per year for that space and related support services.

Board and Committee Structure

During 2003, the Board of Directors of Country Bank Holding Company, Inc., met twice and the Board of Directors of Country Bank met 14 times. All of the directors attended at least 75% of the meetings of the board and committees of the Board on which such director served during the period of such service. Because our principal business operations are conducted through our subsidiary, Country Bank, the committees of the Board of Country Bank are an important part of our policy-making apparatus. Our Board of Directors has only established one committee at the holding company level, the audit committee, and it operates jointly with the examining committee of Country Bank.

Executive Committee - The Executive Committee of Country Bank is comprised of directors Joseph M. Murphy, as Chair, Fornaby, Burke, Morini, JoAnn M. Murphy and Joseph M. Murphy, Jr. The committee met 17 times during 2003. The committee has the full authority of the Board except with respect to matters which require the action of the full Board under the New York Banking Law. The committee, in addition to its general authority, deals with matters of asset/liability management, loan and investment decisions, and personnel matters.

Examining/Audit Committee - The Examining/Audit Committee is comprised of directors Joseph M. Murphy, as Chair, Colley, Dougherty, and JoAnn M. Murphy. The committee met 4 times in 2003. The committee is responsible for reviewing internal procedures and controls, supervising the internal audit function, which is performed by an outside bank consulting firm, reviewing the annual audit and dealing with the independent accountants, and overseeing the implementation of appropriate recommendations from the consulting firm and the independent accountants.

Compensation of Directors and Executive Officers

The following table sets forth all compensation awarded to, earned by, or paid to, our executive officers or executive officers of Country Bank whose salary, bonus and other compensation in 2003 exceeded $100,000.

| | | Annual Compensation | |
| | | Salary | Other Annual |
Name and Position	Year	and Board Fees	Compensation (1)
William J. Burke,	2003	$224,196	$12,000
President	2002	$234,078	$11,000
	2001	$221,821	$10,500
Joseph M. Murphy, Jr.,	2003	$194,648	$12,000
Executive Vice President	2002	$190,272	$11,000
	2001	$192,389	$10,500
Paul Fornaby,	2003	$206,455	0
Managing Director, Country Bank	2002	$214,756	0
	2001	$144,214	0

[1] Includes 401(k) matching contribution.

We do not have employment agreements with any of our officers and we do not have a stock option plan, employee stock ownership plan or other stock-based compensation plan for employees or directors. We have never granted stock appreciation rights or restricted stock and we have no long-term incentive plans. We do not have any long-term incentive plans, bonus plans or other non-tax-qualified plans that provide for compensation of executive officers. We have a non-discriminatory, tax-qualified 401(k) savings plan in which we match 100% of employee contributions up to 10% of salary. Employees are entitled to receive life insurance equal to two times annual salary up to a maximum of $300,000 of insurance and we pay 70% of the employee's health insurance premium. Officers participate in these plans on the same basis as all other employees. We have no other pension, annuity, deferred compensation or other similar retirement plan.

All directors, including both management and outside directors, are paid compensation of $1,500 per month and $600 per committee meeting for the executive and the examining/audit committees. In addition, Chairman Murphy receives a monthly retainer of $15,000 as Chairman, and Vice Chair JoAnn M. Murphy receives a monthly retainer of $6,250 per month.

EXPERTS

The consolidated financial statements of Country Bank Holding Company, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein in reliance upon the report of D'Arcangelo & Co. LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The legality of the common stock to be sold has been passed upon by Gallet, Dreyer & Berkey, LLP, New York, New York, our legal counsel.

0065

INDEX TO FINANCIAL STATEMENTS



D'Arcangelo & Co.LLP

Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, N.Y. 10577-2538
914-694-4600 Fax: 914-694-3658

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and
Board of Directors
Country Bank Holding Company, Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Country Bank Holding Company, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Country Bank Holding Company, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

D'Arcangelo + Co., LLP

January 30, 2004

0067

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and due from financial institutions	$ 6,490,365	$ 8,343,821
Federal funds sold	2,993,964	28,233,111
Securities available for sale	24,418,353	59,750,603
Securities held to maturity, fair value approximates $117,469,676 at December 31, 2003	118,700,057	-
Loans receivable, net of allowance for loan losses of $852,328 in 2003 and $745,140 in 2002	162,054,313	116,682,148
Accrued interest receivable	1,634,718	875,139
Deferred tax asset	605,500	484,000
Tax refunds receivable	-	144,276
Premises and equipment	1,456,696	1,482,342
Federal Home Loan Bank of New York stock	825,000	262,900
Other assets	1,292,113	618,781
Total assets	$ 320,471,079	$ 216,877,121
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Demand	$ 44,383,540	$ 32,197,453
Money market and NOW accounts	6,482,158	4,185,686
Savings	194,092,426	129,456,215
Time	42,238,261	30,357,856
Total deposits	287,196,385	196,197,210
Accrued interest payable	815,555	525,983
Accounts payable and other liabilities	286,291	295,061
Income taxes payable	17,336	-
Securities sold under repurchase agreements	16,500,000	5,000,000
Total liabilities	304,815,567	202,018,254
Commitments and contingencies		
Stockholders' equity		
Common stock	159	3,000,000
Additional paid-in capital	7,359,467	3,317,726
Retained earnings	8,449,974	8,493,444
Unrealized appreciation (depreciation) on available for sale securities, net of income taxes	(154,088)	47,697
Total stockholders' equity	15,655,512	14,858,867
Total liabilities and stockholders' equity	$ 320,471,079	$ 216,877,121

See notes to consolidated financial statements.

F-3

000068

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Interest and dividend income:			
Loans receivable	$ 8,207,085	$ 7,549,730	$ 7,908,457
Securities available for sale:			
Taxable	2,039,387	961,955	293,127
Tax-exempt	123,787	975,421	1,388,348
Securities held to maturity:			
Taxable	1,319,681	-	-
Tax-exempt	42,876	-	-
Dividends	48,248	22,609	44,773
Federal funds sold	33,885	162,713	230,550
Interest bearing deposits with banks	83,572	69,485	32,124
Total interest and dividend income	11,898,521	9,741,913	9,897,379
Interest expense:			
Savings, NOW and money market deposits	3,876,058	2,559,372	2,780,086
Time deposits	1,366,830	1,052,280	883,622
Other borrowed funds	172,304	192,607	182,513
Total interest expense	5,415,192	3,804,259	3,846,221
Net interest income	6,483,329	5,937,654	6,051,158
Provision for loan losses	75,000	60,000	300,000
Net interest income after provision for loan losses	6,408,329	5,877,654	5,751,158
Noninterest income:			
Service fees	959,289	797,781	731,490
Net realized gain on sale of securities available for sale	657,067	1,766,314	411,631
Gain on sale of deposits	-	-	3,143,229
Gain on sale of loans	-	-	878,255
Gain on sale of fixed assets	-	-	600,912
Other operating income	166,682	108,063	179,042
Total noninterest income	1,783,038	2,672,158	5,944,559

(continued)

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME
(continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Noninterest expenses:			
Salaries and employee benefits	$ 3,741,725	$ 3,260,171	$ 3,047,580
Occupancy expenses	1,109,354	1,018,056	957,624
Depreciation and amortization of furniture, equipment, and software	235,986	240,331	277,552
Data processing fees	318,587	405,829	455,700
Advertising	197,933	213,885	272,517
Stationery, supplies and printing	142,965	131,090	129,362
Postage and courier	124,927	116,170	114,298
Other operating expenses	1,210,360	1,088,940	1,142,747
Total noninterest expenses	7,081,837	6,474,472	6,397,380
Income before income taxes	1,109,530	2,075,340	5,298,337
Income taxes	403,000	419,490	2,198,104
Net income	$ 706,530	$ 1,655,850	$ 3,100,233
Net income per share of stock	$ 471	$ 1,104	$ 2,067
Average shares outstanding	1,500	1,500	1,500

See notes to consolidated financial statements.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Net income	$ 706,530	$ 1,655,850	$ 3,100,233
Other comprehensive income, before tax:			
Unrealized holding gains (losses) on available-for-sale securities arising during the year	(250,686)	147,103	(61,068)
Reclassification adjustment relating to realized (gains) losses on sales of securities	(49,099)	134,498	(2,743)
Total other comprehensive income, before tax	(299,785)	281,601	(63,811)
Tax provision (benefit) on other comprehensive income	(98,000)	107,600	(25,800)
Other comprehensive income, net of tax	(201,785)	174,001	(38,011)
Total comprehensive income	$ 504,745	$ 1,829,851	$ 3,062,222

See notes to consolidated financial statements.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Common stock		Additional paid-in capital	Retained earnings	Net realized appreciation (depreciation) on securities available for sale	Total stockholders' equity
	Shares	Par value				
Balance, January 1, 2001	1,500	$ 3,000,000	$ 3,317,726	$ 5,687,361	$ (88,293)	$ 11,916,794
Net income	-	-	-	3,100,233	-	3,100,233
Cash dividends	-	-	-	(1,200,000)	-	(1,200,000)
Net change in unrealized appreciation on securities available for sale, net of applicable income taxes	-	-	-	-	(38,011)	(38,011)
Balance, December 31, 2001	1,500	3,000,000	3,317,726	7,587,594	(126,304)	13,779,016
Net income	-	-	-	1,655,850	-	1,655,850
Cash dividends	-	-	-	(750,000)	-	(750,000)
Net change in unrealized depreciation on securities available for sale, net of applicable income taxes	-	-	-	-	174,001	174,001
Balance, December 31, 2002	1,500	$ 3,000,000	$ 3,317,726	$ 8,493,444	$ 47,697	$ 14,858,867

(continued)

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Common stock		Additional paid-in capital	Retained earnings	Net realized appreciation (depreciation) on securities available for sale	Total stockholders' equity
	Shares	Par value				
Balance, December 31, 2002	1,500	$ 3,000,000	$ 3,317,726	$ 8,493,444	$ 47,697	$ 14,858,867
Change in par value	-	(2,999,850)	2,999,850	-	-	-
Issuance of common stock	92	9	1,041,891	-	-	1,041,900
Net income	-	-	-	706,530	-	706,530
Cash dividends	-	-	-	(750,000)	-	(750,000)
Net change in unrealized appreciation on securities available for sale, net of applicable income taxes	-	-	-	-	(201,785)	(201,785)
Balance, December 31, 2003	1,592	$ 159	$ 7,359,467	$ 8,449,974	$ (154,088)	$ 15,655,512

The Holding Company is authorized to issue 2,500 shares of common stock with a par value of $.10 per share.
The Bank is authorized to issued 2,500 shares of common stock with a par value of $2,000 per share.

See notes to consolidated financial statements.

F-8

000073

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 706,530	$ 1,655,850	$ 3,100,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	382,670	374,282	444,609
Net (gain) on sales of securities available for sale	(657,067)	(1,766,314)	(411,631)
Provision for loan losses	75,000	60,000	300,000
Gain on sale of branch	-	-	(4,622,396)
Deferred income taxes	(23,500)	(11,800)	71,500
(Increase) decrease in operating assets:			
Accrued interest receivable	(759,579)	86,386	202,919
Prepaid expenses and other receivables	(673,332)	602,109	(96,250)
Refundable income taxes	144,276	16,991	(158,458)
Security deposits	-	(38,260)	(2,727)
Increase (decrease) in operating liabilities:			
Accrued interest payable	289,572	142,874	(286,753)
Accounts payable and other liabilities	(8,769)	(277,437)	182,063
Income taxes payable	17,336	(547,057)	292,608
Net cash provided by (used in) operating activities	(506,863)	297,624	(984,283)
Cash flows from investing activities:			
Net (increase) decrease in federal funds sold	25,239,147	(19,219,215)	(5,583,705)
Purchases of securities available for sale	(85,063,972)	(129,031,087)	(28,821,447)
Proceeds from sale of securities available for sale	120,753,503	112,594,989	25,965,446
Purchases of securities held to maturity	(144,767,228)	-	-
Redemption of securities held to maturity	750,000	-	-
Principal payments received on securities held to maturity	25,317,171	-	-
Net (increase) in loans	(45,447,165)	(32,213,052)	15,874,686
Gain on sale of loans	-	-	878,255
Proceeds from sale of premises and equipment	-	-	2,747,984
Purchase of premises and equipment	(357,024)	(215,554)	(195,549)
Purchase Federal Home Loan Bank of New York stock	(1,007,100)	-	-
Redemption of Federal Home Loan Bank of New York stock	445,000	137,100	-
Net cash provided by (used in) investing activities	(104,137,668)	(67,946,819)	10,865,670

(continued)

F-9

000074

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Cash flows from financing activities:			
Net increase (decrease) in demand, savings, money market and NOW account deposits	$ 79,118,770	$ 62,208,825	$ (20,479,217)
Net increase in time deposits	11,880,405	3,486,375	10,208,828
Gain on sale of deposit accounts	-	-	3,143,229
Advances from (repayments to) financial institution	-	-	(866,720)
Proceeds of securities sold under repurchase agreements and other borrowings	16,500,000	24,400,000	23,000,000
Repayment of securities sold under repurchase agreements and other borrowings	(5,000,000)	(19,400,000)	(23,000,000)
Proceeds from issuance of common stock	1,041,900	-	-
Dividends paid	(750,000)	(750,000)	(1,200,000)
Net cash provided by financing activities	102,791,075	69,945,200	(9,193,880)
Net increase (decrease) in cash and cash equivalents	(1,853,456)	2,296,005	687,507
Cash and cash equivalents, beginning of year	8,343,821	6,047,816	5,360,309
Cash and cash equivalents, end of year	$ 6,490,365	$ 8,343,821	$ 6,047,816

See notes to consolidated financial statements.

000075

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

1. **Organization:**

Country Bank Holding Company, Inc. (CBHC) was formed in 2003 to be the parent company of Country Bank. Effective October 31, 2003, pursuant to the plan of reorganization and plan of merger, Country Bank became a wholly-owned subsidiary of CBHC. The stockholders of Country Bank became stockholders of Country Bank Holding Company, Inc. as a result of the reorganization, receiving one share of Country Bank Holding Company, Inc. stock for each share of Country Bank. Each stockholder owned the same percentage interest in Country Bank Holding Company, Inc. immediately after the reorganization that the stockholder owned in Country Bank immediately before the reorganization. Country Bank Holding Company, Inc. now owns 100% of the common stock of Country Bank. No stockholders of Country Bank exercised dissenter's rights to receive cash instead of shares of Country Bank Holding Company, Inc. The transaction between these entities under common control was accounted for at historical cost on an "as if pooled basis".

Country Bank (the Bank) is a New York State chartered commercial bank. On April 20, 1988, the Bank obtained its Authorization Certificate from the Superintendent of Banks of the State of New York authorizing it to commence business. The Bank opened for business in Carmel, New York, on April 21, 1988. The Bank operates three retail branches and its headquarters in New York City and one retail branch in Westchester County. On March 22, 1999, the Bank incorporated its wholly owned subsidiary, Country Putnam Properties, Inc., for the purpose of owning and leasing a building in Carmel, wherein the Bank was the major tenant. The Bank's Carmel branch and the building it was located in were sold in May 2001. In 2002, Country Putnam Properties, Inc. was renamed Country Financial Services, Inc. and now offers financial planning services.

2. **Summary of significant accounting policies:**

The accounting and reporting policies of CBHC conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. A summary of the significant policies follows:

Basis of consolidation:

The consolidated financial statements include the accounts of Country Bank Holding Company, Inc., its wholly owned subsidiary Country Bank, and the Bank's wholly owned subsidiary, Country Financial Services, Inc., after the elimination of all material intercompany transactions and balances.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

2.   **Summary of significant accounting policies (continued):**

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains appraisals for significant properties collateralizing non-performing real estate loans. The ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in local market conditions.

Cash equivalents:

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption "cash and due from financial institutions." Cash and due from financial institutions includes cash on hand and transaction accounts established with other financial institutions.

Securities:

Debt securities are classified as held to maturity when CBHC has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost.

Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as held-to-maturity securities based on management's intent. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.

000077

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

2.   **Summary of significant accounting policies (continued):**

Securities (continued):

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the level yield method over the period to final maturity and is included in interest income. In the case of mortgage-backed securities, premium amortization is increased proportionately as principal payments are collected. Gains and losses on the sale of securities available for sale are based on the specific identification method.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

Loans receivable:

Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan fees and an allowance for loan losses. Generally, interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. The Bank's policy is generally to obtain collateral on all loans whenever available.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance for loan losses is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations that take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Management believes that the allowance for loan losses appropriately reflects the risk elements inherent in the loan portfolio as of the statement of condition date. In management's judgment, the allowance is considered adequate to absorb losses inherent in the loan portfolio. While management uses available information to recognize probable loan losses, future adjustments to the allowance may be necessary based on changes in economic conditions, particularly in the Bank's primary service area. Regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

2.   **Summary of significant accounting policies (continued):**

Loans receivable (continued):

Loans are placed on non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, makes collection of interest doubtful. Loans placed on non-accrual status at December 31, 2003, 2002 and 2001 totaled $58,263, $48,167 and $349,265, respectively. If interest income on non-accrual loans had been recognized at the original interest rates, interest income would have increased approximately $2,800, $2,500 and $21,900 in 2003, 2002 and 2001, respectively. The Bank has no commitments to loan additional funds to the borrowers of these loans.

The Bank had no troubled debt restructurings as defined by Statement of Financial Accounting Standards No. 114 *Accounting by Creditors for Impairment of a Loan* and Statement of Financial Accounting Standards No. 118 *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures.* Loans charged off during 2003, 2002 and 2001 totaled $45,622, $104,695 and $43,932, respectively.

Non-refundable loan fees, net of certain direct loan origination costs, are deferred and amortized as an adjustment of the interest yield over the contractual life of the loan.

Premises and equipment and depreciation:

Premises and equipment are stated at cost. For financial reporting, depreciation of furniture and equipment is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 15 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the improvements or the remaining term of the lease (10 to 15 years). In 1999, the Bank's wholly owned subsidiary purchased a building in which the Bank was the major tenant. The building was depreciated on the straight-line method over its estimated useful life of 39 years. The building was sold in 2001.

For tax purposes, depreciation of furniture and equipment is provided using accelerated methods. Leasehold improvements are amortized on the straight-line method over 31 ½ years or 39 years depending on date acquired.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

2.   Summary of significant accounting policies (continued):

Income taxes:

Deferred income taxes are recorded for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The differences relate principally to the tax treatment of unrealized gains and losses on securities available for sale, the depreciation of premises and equipment, the provision for loan losses, the recording of loan fee income, rent expense recognition and deferred preopening expenses.

Financial instruments:

In the ordinary course of business CBHC has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Fair values of financial instruments:

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair value of certain financial instruments, including both assets and liabilities recognized and not recognized in the statement of financial condition.

Markets do not exist for a portion of CBHC's financial instruments and, as a result, fair value estimates require judgments regarding future cash flows. These judgments are subjective in nature, involve uncertainties and therefore may change significantly at future measurement dates. The fair value information that follows is intended to supplement, but not replace, the basic financial statements and other traditional financial data presented throughout this report.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term instruments - For cash and short-term instruments (due from banks and financial institutions, Federal funds sold, accrued interest receivable and certain other short-term assets), the carrying amounts approximate their fair value.

Securities - For securities, excluding restricted equity securities, fair values are based on quoted market price, where available. If quoted market prices are not available, fair value is estimated using quoted market prices of comparable securities. The carrying value of restricted equity securities approximates fair value.

F-15

000080

2.   **Summary of significant accounting policies (continued):**

Fair values of financial instruments (continued):

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying value. The fair value of fixed-rate loans is estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values where applicable.

Deposits - The fair value of demand deposits is the amount payable on demand at the reporting date. The carrying amount of variable-rate deposits approximates their fair value at the reporting date. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

Other short-term liabilities - The carrying amounts of other short-term liabilities (accrued interest payable, securities sold under repurchase agreements, and certain other short-term liabilities) approximate their fair values due to their short-term nature.

Commitments to extend credit and standby letters of credit - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements.

Net income per share of common stock:

Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding.

Advertising costs:

CBHC expenses the production costs of advertising when incurred. For the years ended December 31, 2003, 2002 and 2001, advertising expense totaled $197,933, $213,885 and $272,517, respectively.

000081

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

2. **Summary of significant accounting policies (continued):**

Reclassifications:

CBHC has made certain reclassifications to the prior year financial statements to conform to the current year presentation. Such reclassifications had no effect on net income as previously reported.

3. **Debt and equity securities:**

The carrying amount of securities available for sale and their approximate fair values at December 31, are as follows:

2003:	Amortized cost	Unrealized gains	Unrealized losses	Fair value
US Treasury and agency securities	$ 21,068,142	$ 4,735	$ (144,849)	$ 20,928,028
US Government agencies mortgage-backed securities	3,581,799	-	(101,974)	3,479,825
	24,649,941	4,735	(246,823)	24,407,853
Other	10,500	-	-	10,500
	$ 24,660,441	$ 4,735	$ (246,823)	$ 24,418,353

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

3.   **Debt and equity securities (continued):**

2002:	Amortized cost	Unrealized gains	Unrealized losses	Fair value
US Treasury and agency securities	$ 301,122	$ 7,623	$ -	$ 308,745
US Government agencies mortgage-backed securities	45,076,621	14,826	-	45,091,447
State and local municipal bonds	9,968,689	102,082	(173)	10,070,598
Other securities	4,140,589	33,535	(29,099)	4,145,025
	59,487,021	158,066	(29,272)	59,615,815
Equity securities	195,385	-	(71,097)	124,288
Other	10,500	-	-	10,500
	$ 59,692,906	$ 158,066	$ (100,369)	$ 59,750,603

The carrying amount of securities held to maturity and their approximate fair values at December 31, are as follows:

2003:	Amortized cost	Unrealized gains	Unrealized losses	Fair value
US Treasury and agency securities	$ 9,975,809	$ 208,566	$ -	$ 10,184,375
US Government agencies mortgage-backed securities	98,343,243	23,431	(1,478,156)	96,888,518
State and local municipal bonds	6,777,918	17,759	(31,859)	6,763,818
Other securities	3,603,087	29,878	-	3,632,965
	$ 118,700,057	$ 279,634	$(1,510,015)	$ 117,469,676

Proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $120,753,503, $112,594,989 and $25,965,446, respectively. The carrying amount of securities pledged to secure repurchase agreements was $16,500,000 and $6,000,000 at December 31, 2003 and 2002, respectively.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

3. **Debt and equity securities (continued):**

Gross realized gains (losses) on sales of securities available for sale were:

	2003	2002	2001
US Government agencies mortgage-backed securities	$ 130,676	$ 698,337	$ -
State and local municipal bonds	162,887	1,161,985	440,441
Corporate bonds	384,703	(104,230)	(147,827)
Equity securities	(21,200)	10,222	119,017
	$ 657,066	$ 1,766,314	$ 411,631

The amortized cost and fair value of debt securities at December 31, 2003, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in less than one year	$ 200,301	$ 201,562	$ 1,075,434	$ 1,075,231
Due after one year through five years	-	-	9,305,570	9,321,552
Due after five years through ten years	-	-	9,975,809	10,184,375
Due after ten years	3,677,003	3,578,502	-	-
	3,877,304	3,780,064	20,356,813	20,581,158
Mortgage-backed and SBA guaranteed securities	20,772,637	20,627,789	98,343,244	96,888,518
	$ 24,649,941	$ 24,407,853	$118,700,057	$117,469,676

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

4. **Loans receivable:**

The major classifications of loans are as follows:

	2003	2002
Commercial	$ 31,769,904	$ 37,174,356
Construction	121,458	-
Mortgages, commercial	128,923,317	77,518,621
Mortgages, residential	1,671,891	2,427,665
Consumer and other loans	443,322	409,170
	162,929,892	117,529,812
Allowance for loan losses	(852,328)	(745,140)
Net deferred loan fees and discounts	(23,251)	(102,524)
	$ 162,054,313	$ 116,682,148

Changes in the allowance for loan losses were as follows:

	2003	2002	2001
Balance, beginning of year	$ 745,140	$ 778,615	$ 510,768
Provision charged to operations	75,000	60,000	300,000
Loans charged off	(45,622)	(104,695)	(43,932)
Recoveries	77,810	11,220	11,779
Balance, end of year	$ 852,328	$ 745,140	$ 778,615

The following table summarizes the Bank's non-performing loans for the years indicated:

	2003	2002
Non-accrual loans (1)	$ 58,263	$ 48,167
Accruing loans past due 90 days or more (2)	1,850,000	59,000
Total non-performing loans	$ 1,908,263	$ 107,167
Amount collateralized by real estate	$ 1,850,000	$ 20,000

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

4. **Loans receivable (continued):**

(1) Non-accrual status denotes loans on which, in management's opinion, the payment of interest or principal is unlikely, or loans that meet other non-accrual criteria as established by regulatory authorities. Payments received on loans classified as non-accrual are either applied to the principal balance or recorded as interest income, depending upon management's assessment of the collectibility of the loan.

(2) Includes residential real estate collateralized loans of $398,000 and commercial real estate collateralized loans of $1,452,000 for 2003, and a commercial real estate collateralized loan of $20,000 for 2002.

5. **Premises and equipment:**

Premises and equipment are summarized as follows:

	2003	2002
Data processing equipment	$ 834,298	$ 730,748
Office and banking equipment	1,138,307	990,798
Leasehold improvements	1,759,969	1,654,023
Total cost	3,732,574	3,375,569
Accumulated depreciation and amortization	(2,275,878)	(1,893,227)
Net book value	$ 1,456,696	$ 1,482,342

Depreciation and amortization expense amounted to $340,060, $374,282 and $444,609 for the years ended December 31, 2003, 2002 and 2001, respectively.

6. **Other assets:**

Other assets consist of the following:

	2003	2002
Prepaid expenses and other receivables	$ 1,104,303	$ 430,971
Security deposits	187,810	187,810
	$ 1,292,113	$ 618,781

7. **Deposits:**

At December 31, 2003 and 2002, time deposits of $100,000 or more included on the statement of financial condition totaled $13,097,655 and $11,066,417, respectively. Interest expense for the year on time deposits over $100,000 totaled $392,768, $352,337 and $296,842 for the years ended December 31, 2003, 2002 and 2001, respectively.

Time deposits mature as follows:

	Amount
2004	$ 11,916,418
2005	1,306,530
2006	11,047,396
2007	6,510,759
2008	11,457,158
	$ 42,238,261

Deposits with the Bank at December 31, 2003 and 2002, which are directly or indirectly from officers and directors, are approximately $1,334,000 and $716,000, respectively.

8. **Securities sold under agreements to repurchase:**

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature on a fixed date, less than one year from the inception of the agreement. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

9. **Stockholders' equity:**

Dividends:

Under New York Business Corporation Law, CBHC is permitted to pay dividends unless it is insolvent or would be made insolvent by the payment of the dividend. However, CBHC's source of funds to pay dividends is dividends paid to CBHC by the Bank.

9.   **Stockholders' equity (continued):**

The Bank is subject to dividend restrictions as set forth by the New York State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the Superintendent of Banks, declare dividends to CBHC in excess of the net profit for the year plus the net profit for the preceding two years as determined in accordance with the New York Banking Law, which approximates $2,586,000 as of December 31, 2003.

10.   **Operating leases:**

The Bank leases its operating locations under various leases with unrelated parties expiring at various times from September 2005 to September 2013. The leases all provide for escalations based on proportionate usage or the Consumer Price Index. Most of the leases provide for renewal options. During 1999, the Bank purchased a building in Carmel in which the Bank was a major tenant. The building was sold in 2001.

Minimum future lease payments for the next five years under the above leases are:

	Amount
2004	$ 773,015
2005	790,012
2006	732,777
2007	696,957
2008	701,974
	$ 3,694,735

Total rent expense for all locations amounted to $827,103, $777,621 and $641,770 for the years ended December 31, 2003, 2002 and 2001, respectively. During 2003, 2002 and 2001, CBHC shared space with a related party. The related party paid rent to CBHC totaling $60,000, $48,000 and $48,000, for the years ended December 31, 2003, 2002 and 2001, respectively and has signed a sublease for $78,000 for the year 2004.

11.   **Retirement plan:**

CBHC has a 401(k) defined contribution retirement plan covering substantially all of its employees as they become eligible. Employer matching contributions to the plan for the years ended December 31, 2003, 2002 and 2001 were $153,167, $120,552 and $104,839, respectively. Additional contributions to the plan are permitted based on management's discretion. No additional contribution was made for 2003, 2002 or 2001.

F-23

000088

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

12.   **Income taxes:**

Income taxes in the statement of income is comprised of:

	2003	2002	2001
Currently payable:			
Federal	$ 250,000	$ 134,300	$ 1,254,000
State	92,000	169,990	625,247
City	84,500	127,000	247,357
Deferred:			
Federal	(13,900)	10,800	72,700
State	(4,800)	16,900	7,800
City	(4,800)	(39,500)	(9,000)
	$ 403,000	$ 419,490	$ 2,198,104

Temporary differences arise from the recognition of income and expenses in different periods for tax and financial reporting purposes. CBHC's temporary differences for federal and state purposes are as follows:

	2003	2002	2001
Excess provision for loan losses over deduction for federal income tax purposes	$ 314,100	$ 280,400	$ 269,000
Deferred loan fees	68,400	186,900	225,000
Accelerated depreciation and useful lives	188,900	79,700	333,000
Rent expense recognition	(56,100)	(52,900)	(107,000)
Amortization of deferred preopening expenses	(1,000)	(3,300)	(3,000)
Amortization of organization costs	1,700	-	-
Unrealized gain (loss) on securities held for investment for tax purposes	1,500	3,200	-
	$ 517,500	$ 494,000	$ 717,000

000089

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

12.   Income taxes (continued):

A reconciliation of the deferred tax asset is as follows:

	2003	2002
Deferred tax asset resulting from operations	$ 517,500	$ 494,000
Deferred tax asset (liability) - securities available for sale	88,000	(10,000)
	$ 605,500	$ 484,000

The following is a reconciliation between the effective income tax rate and the amount computed by using the statutory federal income tax rates:

	2003	2002	2001
Income tax based on pre-tax income at the statutory rate	34 %	34 %	34 %
Municipal interest, permanently excluded from tax	(2)	(14)	(12)
Other	(8)	2	4
Reversal of prior years' tax provisions	-	(12)	-
State and City taxes, net of federal tax benefit	12	10	15
Effective income tax rate	36 %	20 %	41 %

The deferred tax asset is comprised of:

	2003	2002
Federal	$ 397,600	$ 303,700
State	109,200	92,400
City	98,700	87,900
	$ 605,500	$ 484,000

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

13. **Financial instruments with off-balance-sheet risk and concentrations of credit risk:**

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statement of financial condition. The contractual amounts of these instruments express the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Loan commitments and standby letters of credit:

Loan commitments are made to accommodate the financial needs of the Bank's customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur.

Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Collateral (i.e., mortgages, securities, receivables, inventory, equipment) may be obtained based on management's credit assessment of the customer.

The following table summarizes the Bank's significant commitments and contingent liabilities at December 31, 2003 and 2002:

	2003	2002
Commitments to extend credit	$ 12,354,000	$ 11,798,000
Standby letters of credit and similar arrangements	939,800	875,000
	$ 13,293,800	$ 12,673,000

In the opinion of management, these commitments do not represent unusual risks.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

13. **Financial instruments with off-balance sheet risk and concentrations of credit risk (continued):**

Concentrations of credit risk:

The Bank has an overall concentration of credit risk related to loans collateralized by real estate.

The concentrations are summarized as follows:

	Amount	Percentage of portfolio	Percentage of real estate loans
Loans secured by real estate:			
Loans secured by non-farm, non-residential properties	$ 67,348,000	41 %	55 %
Loans secured by 1-4 family residences	20,746,000	13	17
Loans secured by multi-family residences	32,892,000	20	27
Other real estate collateral	2,000,000	2	1
Total loans secured by real estate	$122,986,000	76 %	100 %
Commercial and industrial loans	$ 39,537,000	24 %	

In addition to such loans outstanding as shown on the statement of financial condition, the Bank has standby letters of credit and other off-balance-sheet credit risk exposure outstanding. Of the commitments to extend credit at December 31, 2003, approximately $8 million will be collateralized by commercial real estate and approximately $1 million relates to unused revolving, open-end lines of credit collateralized by 1-4 family residential properties. The Bank generally requires collateral on all real estate facilities and loan to value ratios not to exceed 75%.

The Bank lends primarily in New York City and Westchester County, New York and therefore is dependent in large part on the continued stability of these local economies for the quality of its loan portfolio.

The Bank also has a concentration of credit risk related to federal funds sold. The federal funds are sold to two banks which are subject to the normal Bank credit procedures.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

14. **Commitments, contingencies and other matters:**

The financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business.

Claims and lawsuits:

CBHC is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing CBHC in connection with such claims and lawsuits, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position of CBHC.

Balances with Federal Reserve Bank:

The Bank maintains compensating balance arrangements with correspondent banks to facilitate operations and services. The most significant relationship is with the Federal Reserve Bank of New York. The average balance for the years ended December 31, 2003 and 2002 approximated $700,000, and included cash and items in the process of clearing.

Regulation D of the Board of Governors of the Federal Reserve system requires that the Bank maintain non-interest-bearing deposits or cash on hand as reserves against its demand deposits. The amount of reserves that the Bank is required to maintain depends on its level of transaction accounts. During the fourteen day period from December 25, 2003 to January 7, 2004, the Bank's required reserves were satisfied using available vault cash. Reserves are required to be maintained on a fourteen day basis, so, from time to time, the Bank may use available cash reserves on a day to day basis, so long as the fourteen day average reserves satisfy Regulation D requirements.

Purchase of Federal Home Loan Bank of New York stock:

The Bank was approved for membership in the Federal Home Loan Bank of New York (FHLBNY) on May 12, 1994. As a member of FHLBNY, the Bank is required to purchase stock of the FHLBNY in an amount equal to the greater of 1% of the Bank's aggregate home mortgage loans, home purchase contracts, and similar obligations or 0.3% of total assets. The investment is recorded at cost and evaluated for impairment annually.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

14. **Commitments, contingencies and other matters (continued):**

Line of credit:

The Bank has an overnight line of credit from the Federal Home Loan Bank of New York. The line bears a variable interest rate that is determined at the time amounts are extended and expires on June 21, 2004. At December 31, 2003, the maximum available credit was $10,800,000. The Bank also has a Companion (DRA) Commitment in the amount of $10,800,000. There was no balance outstanding on either line at December 31, 2003 and 2002. However, when drawn upon, the advances are collateralized by the Bank's mortgage-backed securities, as necessary.

15. **Related party transactions:**

The Bank is permitted to grant loans to executive officers and directors and to entities in which these individuals have a financial interest. Loans to officers and directors are transacted at terms, including interest rates, similar to those available to unrelated customers. At December 31, 2003, loans to officers amounted to approximately $28,000. There were no loans outstanding to officers at December 31, 2002. During the year ended December 31, 2003, total officers loan principal repayments were approximately $12,000. At December 31, 2003 and 2002, loans to directors and entities in which the directors have a financial interest amounted to approximately $1,929,000 and $2,004,000, respectively. During the year ended December 31, 2003, total directors and affiliated entities loan principal additions were $766,000 and loan repayments were approximately $841,000. During the years ended December 31, 2003, 2002 and 2001, the Bank paid its directors $568,800, $546,900 and $385,000, respectively, as compensation for their services.

During the year ended December 31, 2003, the Bank originated a loan for ValuXpress, LLC, and earned fees of $30,000 and ValuXpress, LLC originated four loans for the Bank and earned fees of $85,000, of which the Bank paid $20,000 and the remainder was paid by the borrowers. ValuXpress, LLC is owned by several directors of the Bank.

During the years ended December 31, 2003, 2002 and 2001, the Bank incurred fees of approximately $5,400, $4,100 and $7,000 for legal services rendered by a law firm, a principal of which is a director of the Bank.

16.   **Regulatory matters:**

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

For the quarter ended December 31, 2003, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since year-end that management believes have changed the Bank's category.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

16.   Regulatory matters (continued):

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Minimum amount	Minimum ratio	Minimum amount	Minimum ratio
As of December 31, 2003:						
Total risk-based capital (to risk-weighted assets)						
Consolidated	$ 16,641,000	10.50 %	$ 12,665,000	8.00 %	$ 15,831,000	10.00 %
Bank	$ 16,684,000	10.54 %	$ 12,665,000	8.00 %	$ 15,831,000	10.00 %
Tier I capital (to risk-weighted assets)						
Consolidated	$ 15,789,000	10.00 %	$ 6,332,000	4.00 %	$ 9,498,000	6.00 %
Bank	$ 15,832,000	10.00 %	$ 6,332,000	4.00 %	$ 9,498,000	6.00 %
Tier I capital (to average assets)						
Consolidated	$ 15,789,000	4.99 %	$ 12,662,000	4.00 %	$ 15,827,000	5.00 %
Bank	$ 15,832,000	5.00 %	$ 12,662,000	4.00 %	$ 15,827,000	5.00 %
As of December 31, 2002:						
Total risk-based capital (to risk-weighted assets)						
Bank	$ 15,319,000	11.50 %	$ 10,656,000	8.00 %	$ 13,320,000	10.00 %
Tier I capital (to risk-weighted assets)						
Bank	$ 14,564,000	10.90 %	$ 5,328,000	4.00 %	$ 7,992,000	6.00 %
Tier I capital (to average assets)						
Bank	$ 14,564,000	6.60 %	$ 8,823,000	4.00 %	$ 11,028,000	5.00 %

The Bank's most recent regulatory examination was performed by the Federal Deposit Insurance Corporation utilizing March 31, 2003 financial data.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

17. **Disclosures about fair value of financial instruments:**

The carrying values and estimated fair values of the Bank's financial instruments at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from financial institutions	$ 6,490,365	$ 6,490,365	$ 8,343,821	$ 8,343,821
Federal funds sold	2,993,964	2,993,964	28,233,111	28,233,111
Securities available for sale	24,418,353	24,418,353	59,750,603	59,750,603
Securities held to maturity	118,700,057	117,469,676	-	-
Loans receivable	162,054,313	163,713,399	116,682,148	120,137,000
Accrued interest receivable	1,634,718	1,634,718	875,139	875,139
Federal Home Loan Bank of New York stock	825,000	825,000	262,900	262,900
Financial liabilities:				
Deposits	287,196,385	284,764,983	196,197,210	194,049,170
Off-balance-sheet assets and liabilities:				
Standby letters of credit	939,800	939,800	875,000	875,000
Commitments to extend credit	12,354,000	12,354,000	11,798,000	11,798,000

18. Statement of cash flows:

Supplemental disclosures:

	2003	2002	2001
Cash paid for:			
Interest expense	$ 5,125,619	$ 3,661,385	$ 4,132,973
Income taxes	297,929	678,100	1,976,170
Supplemental schedule of non-cash investing and financing activities:			
Total increase (decrease) in fair value of securities available for sale	(299,785)	281,601	(63,811)
Total loans charged off	45,622	104,695	43,932

19. Segment reporting:

SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information* (SFAS 131) establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information in interim financial statements issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. CBHC has determined it operates as one reportable segment, "Community Banking." All of CBHC's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of CBHC supports the others. For example, commercial lending is dependent upon the ability of CBHC to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk of the portfolio and related funding. This situation is also similar for personal lending. Accordingly, all significant operating decisions are based upon analysis of the Bank as one operating segment or unit.

General information required by SFAS No. 131 is disclosed in the consolidated financial statements and accompanying notes. CBHC operates only in the United States of America domestic market, specifically in portions of the New York City metropolitan area - the Bronx and Manhattan boroughs of New York City, and Westchester County. For the years ended December 31, 2003, 2002 or 2001, no customer accounted for more than 10% of CBHC's revenue.

COUNTRY BANK HOLDING COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

20. **Condensed financial information for parent company:**

Financial information pertaining only to Country Bank Holding Company, Inc. is as follows:

Statement of Financial Condition

Assets:

Investment in common stock of Country Bank	$	15,679,122
Other assets		19,000
Total assets	$	15,698,122

Liabilities and stockholders' equity:
Liabilities:

Advances from Country Bank	$	42,610
Total liabilities		42,610
Stockholders' equity		15,655,512
Total liabilities and stockholders' equity	$	15,698,122

Statement of Income

Noninterest expenses	$	(42,610)
Income before income taxes		(42,610)
Income taxes (benefit)		(19,000)
Net (loss)	$	(23,610)

Statement of Cash Flows

Cash flows from operating activities:

Net income	$	(23,610)
Non-cash items		(19,000)
Net cash (used in) operating activities		(42,610)

Cash flows from investing activities:

Additional investment in Country Bank		(1,041,900)
Net cash (used in) investing activities		(1,041,900)

20. **Condensed financial information for parent company (continued):**

Statement of Cash Flows (continued)

Cash flows from financing activities:

Advances from Country Bank	$ 42,610
Proceeds from issuance of common stock	1,041,900
Net cash provided by financing activities	1,084,510
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ -

21. **Sale of banking office:**

On May 11, 2001, the Bank sold its banking office at 102 Brewster Avenue, Carmel, New York, including substantially all of the deposits at such banking office, amounting to approximately $48,000,000, along with approximately $19,000,000 of loans to The Warwick Savings Bank ("Warwick"). Warwick also purchased certain other Bank assets, including the land, building and improvements situated at 102 Brewster Avenue, Carmel, New York.

Proceeds of the sale, net of cost of assets sold, are as follows:

	Gross gain on sale	Expenses of sale	Net gain on sale
Deposits	$ 3,400,000	$ (256,771)	$ 3,143,229
Loans	950,000	(71,745)	878,255
Fixed assets	650,000	(49,088)	600,912
Total	$ 5,000,000	$ (377,604)	$ 4,622,396

Part F/S

The required financial statements are included beginning at Page F-2 of the Offering Circular included in Part II. The following is an index of the financial statements so included.

INDEX TO FINANCIAL STATEMENTS

0101

PART III — EXHIBITS

Item 1. Index to Exhibits

* Previously filed as exhibits to the original Form 1-A filed on or about March 17, 2004.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 21, 2004.

Country Bank Holding Company, Inc.

By: William J. Burke,
President and Chief Executive Officer

William J. Burke, Director,
President and Chief Executive Officer

Mario Pastorino, Chief Financial Officer

Joseph M. Murphy, Director

William J. Burke, as attorney for Joseph M. Murphy, Jr., JoAnn M Murphy, Paul Fornaby, Judith A. Aydelott, Vincent J. Dougherty, John G. Flynn, Patricia M. MacGillivray, Regina C. Morini, Carolyn T. Murphy, Mary J. Murphy, and Richard C. Petriccione, directors, pursuant to power of attorney included in the original filing on Form 1-A as part of the signature section thereof.

Exhibit 4

Stock Order Form

COUNTRY BANK HOLDING COMPANY, INC.
200 East 42nd Street, Ninth Floor
New York, New York 10017

Stock Offering Expires: 5:00 p.m
July 30, 2004, subject to extension to
no later than August 30, 2004

STOCK ORDER FORM

PURCHASER INFORMATION - Please provide the following information regarding the purchaser. The name shown must be the name of a stockholder of record. Only stockholders of record may submit orders.

Name	Soc. Sec./Tax I.D. #
Street Address	Evening Tel.
City State Zip	Day Tel.

PURCHASE OF STOCK- This order is governed by the terms described in the Offering Circular of Country Bank Holding Company, Inc. dated June 30, 2004. Payment must accompany this order form by check or money order payable to "Country Bank Holding Company, Inc. - Stock Offering." Do not send cash.

Please complete the following boxes with the number of shares you want to purchase and the subscription payment due.

Number of Shares	Multiplied by	Purchase Price Per Share	Equals	Total Purchase Price Due
_____	X	$11,325	=	$_____

Number of Shares owned of record on June 30, 2004:   _____

ADDITIONAL INFORMATION

We must receive this fully completed form by 5:00 pm New York Time on July 30, 2004, unless the Board of Directors extends that deadline to no later than August 30, 2004. Once you submit an order, you may not modify, withdraw or cancel the order until August 31, 2004.

OUR COMMON STOCK IS NOT A DEPOSIT OR ACCOUNT AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

Under the penalty of perjury, you certify that the Social Security or Tax I.D. number and all other information on this Stock Order From is true, correct and complete and that you are not subject to back up withholding.

SIGNATURE

Please sign and date this form below. When acting as a corporate officer, trustee, etc., include your full title. **By signing this stock order form, you acknowledge that you received the offering circular dated June 30, 2004.**

X	X
Signature, title and date	Signature, title and date
Print name signed above	Print name signed above

If you need help completing this form, you may call Mario Pastorino at (212) 818-9090

0104

Exhibit 10

Consent of Accountants

INDEPENDENT AUDITOR'S CONSENT

To the Board of Directors
Country Bank Holding Company, Inc.
New York, New York

We consent to the use in this Offering Statement on Form 1-A of Country Bank Holding Company, Inc. of our report on the 2003 financial statements dated January 30, 2004, included herein.

D'Arcangelo + Co., LLP

June 21, 2004

0106

Exhibit 11

Opinion re: Legality

GALLET DREYER & BERKEY, LLP

COUNSELLORS AT LAW

845 THIRD AVENUE
NEW YORK, N.Y. 10022-6601
(212) 935-3131

FACSIMILE (212) 935-4514

June 21, 2004

Country Bank Holding Company, Inc.
200 East 42nd Street
New York, NY 10017

Ladies and Gentlemen:

~~June 27, 2004~~

       We have acted as counsel to Country Bank Holding Company, Inc., a New York (the "Company"), in connection with ~~Amendment 1 to~~ the Regulation A Offering Statement on Form 1-A (the "Statement") to be filed by the Company on or about ~~May 14, 2004~~ with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"), for the purpose of obtaining an exemption from registration for an aggregate of 97 shares (the "Shares") of common stock of the Company, par value $.10 per share (the "Common Stock"). This opinion is being delivered to you in connection with the Statement.

       In connection with the foregoing, we have examined, among other documents, copies of the following: (i) the Statement, (ii) the Certificate of Incorporation of the Company, and (iii) the By-Laws of the Company. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate records of the Company, and such other instruments and certificates of officers of the Company, and have made such investigations of law, as, in our experience, are necessary or appropriate as a basis for the opinions expressed below.

       As to questions of fact material to our opinions expressed herein, we have, when relevant facts were not independently established, relied upon certificates of, and information received from, the Company and/or representatives of the Company. We have made no independent investigation of the facts stated in such certificates or as to any information received from the Company and/or representatives of the Company and do not opine as to the accuracy of such factual matters. We also have relied, without investigation, upon certificates and other documents from, and conversations with, public officials.

       In rendering the following opinions, we have assumed, without investigation, the authenticity of any document or other instrument submitted to us as an original, the conformity to the originals of any document or other instrument submitted to us as a copy, the genuineness of all signatures on such originals or copies, and the legal capacity of natural persons who executed any such document or instrument at the time of execution thereof.

0108

In addition, we have assumed that, at or prior to the time of issuance and sale of any of the Shares: (i) no stop order shall have been issued in respect of the Statement, (ii) there shall not have occurred, since the date of this opinion, any change in law affecting the validity of the Shares or the ability or the capacity of the Company to issue any of the Shares, and (iii) the Company shall not have effected any material change to its Certificate of Incorporation or By-Laws.

Members of our firm involved in the preparation of this opinion are licensed to practice law in the State of New York and we do not express any opinion herein concerning the laws of any jurisdiction other than the State of New York (including the statutory provisions, all applicable provisions of the New York and reported judicial decisions interpreting such laws) and the federal laws of the United States.

Based upon and subject to the foregoing, and the other qualifications and limitations contained herein, and after the Statement has been qualified by the Securities and Exchange Commission and assuming that such qualification remains in effect throughout the period during which Shares are offered and sold pursuant to the Offering Circular contained in the Statement, we are of the opinion that the 97 Shares sold pursuant to the Offering Circular, upon the sale thereof and the payment of the purchase price therefor, will have been duly authorized, validly issued, fully paid and non-assessable, subject to the provisions of the New York Business Corporation Law

We hereby consent to the filing of this opinion as an exhibit to the Statement and to the reference to this firm in the Offering Circular under the caption "Experts". In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC.

We further consent to the filing of this opinion as an exhibit to applications or notices to the securities commissioners of the various states of the United States of America, to the extent required, in connection with the sale of the Shares.

This opinion is intended solely for your benefit in connection with the transactions described above and, except as provided in the two immediately preceding paragraphs, may not be otherwise communicated to, reproduced, filed publicly or relied upon by, any other person or entity for any other purpose without our express prior written consent.

This opinion is limited to the matters stated herein, and no opinion or belief is implied or may be inferred beyond the matters expressly stated herein. The opinions expressed herein are rendered as of the date hereof, and we disclaim any undertaking to advise you of changes in law or fact that may affect the continued correctness of any of our opinions as of a later date.

Very truly yours,

Gallet Dreyer & Berkey, LLP

Gallet Dreyer & Berkey, LLP